2002



ANNUAL REPORT

BRIGGS & STRATTON® CORP

FORM 10-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

(Mark One)

[✓] ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended JUNE 30, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ______________

Commission file number 1-1370

BRIGGS & STRATTON CORPORATION
(Exact name of registrant as specified in its charter)

A Wisconsin Corporation	39-0182330
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
12301 WEST WIRTH STREET WAUWATOSA, WISCONSIN	53222
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: 414-259-5333

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock (par value $0.01 per share)	New York Stock Exchange
Common Share Purchase Rights	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: NONE

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ✓ No ____

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

The aggregate market value of voting stock held by nonaffiliates of the registrant was approximately $794,324,000 based on the reported last sale price of such securities as of August 22, 2002.

Number of Shares of Common Stock Outstanding at August 22, 2002: 21,645,984.

DOCUMENTS INCORPORATED BY REFERENCE

Document	Part of Form 10-K Into Which Portions of Document are Incorporated
Proxy Statement for Annual Meeting on October 16, 2002	Part III

The Exhibit Index is located on page 42.

BRIGGS & STRATTON CORPORATION
2002 FORM 10-K – TABLE OF CONTENTS

Cautionary Statement on Forward-Looking Statements

Certain statements in Management's Discussion and Analysis of Financial Condition and Results of Operations may contain forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those projected in the forward-looking statements. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "objective," "plan," "seek," "think," "will" and similar expressions are intended to identify forward-looking statements. The forward-looking statements are based on Briggs & Stratton's current views and assumptions and involve risks and uncertainties that include, among other things: our ability to successfully forecast demand for our products and appropriately adjust our manufacturing and inventory levels; changes in our operating expenses; changes in interest rates; the effects of weather on the purchasing patterns of consumers and original equipment manufacturers (OEMs); actions of engine manufacturers and OEMs with whom we compete; the seasonal nature of our business; changes in laws and regulations, including environmental and accounting standards; work stoppages or other consequences of any deterioration in our employee relations; changes in customer and OEM demand; changes in prices of purchased raw materials and parts; changes in domestic economic conditions, including housing starts and changes in consumer disposable income; changes in foreign economic conditions, including currency rate fluctuations; and other factors that may be disclosed from time to time in our SEC filings or otherwise. Some or all of the factors may be beyond our control. We caution you that any forward-looking statement reflects only our belief at the time the statement is made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made.

PART I

ITEM 1. BUSINESS

Briggs & Stratton is the world's largest producer of air cooled gasoline engines for outdoor power equipment. Briggs & Stratton designs, manufactures, markets and services these products for original equipment manufacturers (OEMs) worldwide. These engines are primarily aluminum alloy gasoline engines ranging from 3 to 25 horsepower.

Additionally, through its wholly owned subsidiary, Generac Portable Products, LLC, Briggs & Stratton is a leading designer, manufacturer and marketer of portable generators, pressure washers and related accessories. On May 15, 2001, Briggs & Stratton acquired Generac Portable Products, Inc. Generac Portable Products, Inc. was merged with, and into Generac Portable Products, LLC (GPP) on June 30, 2002.

Briggs & Stratton conducts its operations in two reportable segments: Engines and Power Products. Further information about Briggs & Stratton's business segments is contained in Note 5 of the Notes to Consolidated Financial Statements in Item 8 of this report.

Engines

General

Briggs & Stratton's engines are used primarily by the lawn and garden equipment industry, which accounted for 85% of fiscal 2002 OEM engine sales. Major lawn and garden equipment applications include walk-behind lawn mowers, riding lawn mowers and garden tillers. The remaining 15% of OEM sales in fiscal 2002 were for use on products for industrial, construction, agricultural and other consumer applications, that include generators, pumps and pressure washers. Many retailers specify Briggs & Stratton's engines on the powered equipment they sell and the Briggs & Stratton name is often featured prominently on a product despite the fact that the engine is just a component. Briggs & Stratton engines are marketed under various brand names including Classic™, Sprint™, Quattro™, Quantum®, INTEK™, I/C®, Industrial Plus™ and Vanguard™.

In fiscal 2002, approximately 24% of Briggs & Stratton's net sales were derived from sales in international markets, primarily to customers in Europe. Briggs & Stratton serves its key international markets through its European regional office in Switzerland, its distribution center in the Netherlands and sales and service subsidiaries in Australia, Austria, Canada, the Czech Republic, France, Germany, Mexico, New Zealand, Philippines, South Africa, Sweden and the United Kingdom. Briggs & Stratton is a leading supplier of gasoline engines in developed countries where there is an established lawn and garden equipment market. Briggs & Stratton also exports engines to developing nations where its engines are used in agricultural, marine, construction and other applications.

Briggs & Stratton engines are sold primarily by its worldwide sales force through direct calls on customers. Briggs & Stratton's marketing staff and engineers in the United States provide support and technical assistance to its sales force.

Briggs & Stratton also manufactures replacement engines and service parts and sells them to sales and service distributors. Briggs & Stratton owns its principal international distributors. In the United States the distributors are independently owned and operated. These distributors supply service parts and replacement engines directly to approximately 35,000 independently owned, authorized service dealers throughout the world. These distributors and service dealers implement Briggs & Stratton's commitment to reliability and service.

Customers

Briggs & Stratton's engine sales are made primarily to OEMs. Briggs & Stratton's three largest engine customers in each of the last three fiscal years were AB Electrolux (principally its Electrolux Home Products Group), MTD Products Inc. and Murray Inc. (owned by Summersong Investments, Inc.). Sales to each of these customers were more than 10% of net sales in fiscal 2002, 2001, and 2000. Sales to all three combined were 47% of net sales in fiscal 2002, 46% of net sales in fiscal 2001 and 45% of net sales in fiscal 2000. Under purchasing plans available to all of its gasoline engine customers, Briggs & Stratton typically enters into annual engine supply arrangements with these large customers.

Over the years, sales of lawn and garden equipment by mass merchandisers have increased significantly in the United States, while sales by independent distributors and dealers have declined. Briggs & Stratton believes that in fiscal 2002 more than 75% of all lawn and garden equipment sold in the United States was sold through mass merchandisers such as Sears, Roebuck and Co. (Sears), The Home Depot, Inc. (The Home Depot), Wal*Mart Stores, Inc. and Lowe's Home Centers, Inc. (Lowe's). Given the buying power of the mass merchandisers, Briggs & Stratton, through its customers, has continued to experience pricing pressure. Briggs & Stratton expects that this pricing trend will continue in the foreseeable future. Briggs & Stratton believes that a similar trend has developed for its products in industrial and consumer applications outside of the lawn and garden market.

Competition

The small gasoline engine industry is highly competitive. Briggs & Stratton's major domestic competitors in engine manufacturing are Tecumseh Products Company (Tecumseh), Honda Motor Co., Ltd. (Honda), Kohler Co. and Kawasaki Heavy Industries, Ltd. (Kawasaki). Also, a domestic lawn mower manufacturer, The Toro Company under its Lawn-Boy brand, manufactures some of its own engines. Eight Japanese small engine manufacturers, of which Honda and Kawasaki are the largest, compete directly with Briggs & Stratton in world markets in the sale of engines to other OEMs and indirectly through their sale of end products. Tecumseh Europa S.p.A., located in Italy, is a major competitor in Europe.

Briggs & Stratton believes the major areas of competition from all engine manufacturers include product quality, brand strength, price, timely delivery and service. Other factors affecting competition are short-term market share objectives, short-term profit objectives, exchange rate fluctuations, technology, product support and distribution strength. Briggs & Stratton believes its product value and service reputation have given it strong brand name recognition and enhance its competitive position.

Seasonality of Demand

Sales of engines to lawn and garden equipment manufacturers are highly seasonal because of retail customer buying patterns. The majority of lawn and garden equipment is sold during the spring and summer months when most lawn care and gardening activities are performed. Sales of lawn and garden equipment are also influenced by weather conditions. Sales in Briggs & Stratton's fiscal third quarter have historically been the highest, while sales in the first fiscal quarter have historically been the lowest.

In order to efficiently use its capital investments and meet seasonal demand for engines, Briggs & Stratton pursues a relatively balanced production schedule throughout the year. The schedule is adjusted to reflect changes in estimated demand, customer inventory levels and other matters outside the control of Briggs & Stratton. Accordingly, inventory levels are generally higher during the first and second fiscal quarters in anticipation of increased customer demand. Inventory levels begin to decrease as sales increase in the third fiscal quarter. This seasonal pattern results in high inventories and low cash flow for Briggs & Stratton in the second and the beginning of the third fiscal quarters. The pattern results in higher cash flow in the latter portion of the third fiscal quarter and in the fourth fiscal quarter as inventories are liquidated and receivables are collected.

Manufacturing

Briggs & Stratton manufactures engines and parts at the following locations: Wauwatosa, Wisconsin; Murray, Kentucky; Poplar Bluff and Rolla, Missouri; Auburn, Alabama; and Statesboro, Georgia. Briggs & Stratton has a parts distribution center in Menomonee Falls, Wisconsin.

Briggs & Stratton manufactures a majority of the structural components used in its engines, including aluminum die castings, carburetors and ignition systems. Briggs & Stratton purchases certain parts such as piston rings, spark plugs, valves, ductile and grey iron castings, zinc die castings and plastic components, some stampings and screw machine parts and smaller quantities of other components. Raw material purchases consist primarily of aluminum and steel. Briggs & Stratton believes its sources of supply are adequate.

Briggs & Stratton has joint ventures with Daihatsu Motor Company for the manufacture of engines in Japan, with Puling Machinery Works and Yimin Machinery Plant for the production of engines in China and with Starting Industrial of Japan for the production of rewind starters in the U.S.

Briggs & Stratton has a strategic relationship with Mitsubishi Heavy Industries (MHI) for the global distribution of air cooled gasoline engines manufactured by MHI in Japan under Briggs & Stratton's Vanguard™ brand.

Power Products

General

In May 2001, Briggs & Stratton acquired GPP. GPP's two principal product lines are portable generators and pressure washers. GPP sells its products through multiple channels of retail distribution, including home centers, warehouse clubs, mass merchants and independent dealers. Under the Craftsman™ label, GPP or its predecessor has been one of Sear's major suppliers of portable generators (since 1961) and pressure washers. GPP is also a core supplier of products to The Home Depot and Lowe's. In addition, GPP is a core supplier for many of the leading retail home centers and do-it-yourself retailers throughout the United States, Canada and Europe.

GPP has assembled a comprehensive after-sales service network in North America for portable generators and pressure washers comprised of approximately 3,000 authorized independent dealers. GPP maintains its independent dealer network for the purpose of providing the after-sales service capability that supports its products.

To support GPP's European power generator business, local sales offices have been established in the United Kingdom, Germany and Spain.

Customers

GPP sells to consumer home centers and warehouse clubs, as well as mass merchants and independent dealers. Historically, GPP's major customers have been Costco, Lowe's, The Home Depot and Sears. Other U.S. retail customers include B.J.'s Wholesale Club, Sam's Club, Tractor Supply Company and Tru-Serv Incorporated.

Competition

The U.S. engine powered tools industry is highly concentrated with approximately five competitors. The principal competitive factors in the engine powered tools industry include price, service, product performance, technical innovation and delivery. In the manufacture and sale of portable generators, GPP competes primarily with Coleman Powermate (a division of The Coleman Company, Inc., an affiliate of Sunbeam Corporation) and Honda. In the manufacture and sale of pressure washers, GPP competes primarily with DeVilbiss Air Power Company (an affiliate of Pentair, Inc.) and to a lesser extent, with Coleman Powermate, Alfred Karcher GmbH & Co. and Campbell Hausfeld (an affiliate of Berkshire Hathaway, Inc.).

GPP believes it has a significant share of the North American market for portable generators and consumer pressure washers.

Seasonality of Demand

Sales of GPP's products are subject to seasonal patterns. Due to seasonal and regional weather factors, sales of pressure washers and related working capital requirements are typically higher during the fiscal third and fourth quarters than at other times of the year. Sales of generators are typically higher during the summer storm season. The residential and commercial construction markets are sensitive to cyclical changes in the economy.

Manufacturing

GPP's U.S. manufacturing facility is located in Jefferson, Wisconsin. GPP produces portable generators and pressure washers at this location.

GPP manufactures core components for portable generators, including alternators, where such integration improves operating profitability by providing lower costs.

GPP purchases engines from its parent, Briggs & Stratton, as well as from Generac Power Systems, Inc. and Honda. GPP has not experienced any difficulty obtaining necessary purchased components.

To service GPP's European customer base more effectively, GPP designs and assembles its European products in its Cheshire, England facility. This facility imports alternators, engines and other components and assembles portable generators to meet European product requirements.

Consolidated

General Information

Briggs & Stratton holds patents on features incorporated in its products; however, the success of Briggs & Stratton's business is not considered to be primarily dependent upon patent protection. Trademarks, licenses, franchises and concessions are not a material factor in Briggs & Stratton's business.

For the years ending June 30, 2002, July 1, 2001 and July 2, 2000, Briggs & Stratton spent approximately $23.7 million, $21.5 million and $24.3 million, respectively, on research activities relating to the development of new products or the improvement of existing products.

The average number of persons employed by Briggs & Stratton during the fiscal year was 7,019. Employment ranged from a low of 6,192 in September 2001 to a high of 7,371 in December 2001.

Export Sales

Export sales for fiscal 2002, 2001 and 2000 were $365.5 million (24% of total sales), $325.6 million (25% of total sales) and $358.1 million (23% of total sales), respectively. These sales were principally to customers in European countries. Refer to Note 5 of Notes to Consolidated Financial Statements for financial information about geographic areas. Also, refer to Item 7A of this Form 10-K and Note 11 of Notes to Consolidated Financial Statements for information about Briggs & Stratton's foreign exchange risk management.

ITEM 2. PROPERTIES

The corporate offices and one of Briggs & Stratton's engine manufacturing facilities are located in a suburb of Milwaukee, Wisconsin. Briggs & Stratton also has engine manufacturing facilities in Murray, Kentucky; Poplar Bluff and Rolla, Missouri; Auburn, Alabama and Statesboro, Georgia. These are owned facilities containing 3.6 million square feet of office and production area. Briggs & Stratton occupies warehouse space totalling approximately 400,000 square feet in a suburb of Milwaukee, Wisconsin under a reservation of interest agreement. Briggs & Stratton also leases warehouse space in the localities of its engine manufacturing facilities, except Wisconsin, totalling 810,000 square feet.

GPP's offices and domestic manufacturing facilities are located in Jefferson, Wisconsin. GPP also has a manufacturing facility in Cheshire, England. These are owned facilities containing 250,000 square feet of office and production area. GPP leases warehouse space totalling 210,000 square feet in three communities in Wisconsin.

The engine business with the OEMs is seasonal, with demand for engines at its height in the winter and early spring. Engine manufacturing operations run at capacity levels during the peak season, with many operations running three shifts. Engine operations generally run fewer shifts in the summer, when demand is weakest and production is considerably under capacity. During the winter, when finished goods inventories reach their highest levels, owned warehouse space may be insufficient and capacity may be expanded through rented space. Excess warehouse space exists in the spring and summer seasons.

Briggs & Stratton leases approximately 300,000 square feet of space to house its foreign sales and service operations in Australia, Austria, Canada, China, the Czech Republic, France, Germany, Mexico, the Netherlands, New Zealand, Philippines, Russia, South Africa, Spain, Sweden, Switzerland, United Arab Emirates and the United Kingdom.

Briggs & Stratton's owned properties are well maintained. Briggs & Stratton believes that its owned and leased facilities are adequate to perform its operations in a reasonable manner.

ITEM 3. LEGAL PROCEEDINGS

Briggs & Stratton has announced the voluntary recall of approximately 162,000 engines used on Fun Karts. Fuel from the engine can spill out if the Fun Kart overturns making serious injury a possibility. The recall only applies to engines that are installed on Fun Karts, which look and ride like go carts, but were sold for personal use. The models included in the recall are:

- All 5 hp model series beginning with numbers 1352XX installed on Fun Karts.
- Only Fun Power model series beginning with numbers 1362XX made before June 22, 1995 and installed on Fun Karts.

Briggs & Stratton discontinued sale of these engines to OEM manufacturers in 1995.

The entire estimated cost of the recall and a related civil penalty imposed by the Consumer Product Safety Commission is reflected in fiscal 2002 net income at $1.5 million or $.06 per diluted share.

We do not believe the recall will have a material effect on Briggs & Stratton's financial condition or results of operations.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders, through the solicitation of proxies or otherwise, during the three months ended June 30, 2002.

Executive Officers of the Registrant

Name, Age, Position	Business Experience for Past Five Years
FREDERICK P. STRATTON, JR., 63 Chairman of the Board (1)(2)	Mr. Stratton was elected to the position of Chairman in November 1986. Mr. Stratton also held the position of Chief Executive Officer from May 1977 through June 2001.
JOHN S. SHIELY, 50 President and Chief Executive Officer (1)(2)(3)	Mr. Shiely was elected to his current position effective July 2001, after serving as President and Chief Operating Officer since August 1994.
MICHAEL D. HAMILTON, 60 Executive Vice President and President – Briggs & Stratton Asia	Mr. Hamilton was elected to his current position effective July 2001, after serving as Executive Vice President – Sales and Service since June 1989.
JAMES E. BRENN, 54 Senior Vice President and Chief Financial Officer	Mr. Brenn was elected to his current position in October 1998, after serving as Vice President and Controller since November 1988. He also served as Treasurer from November 1999 until January 2000.
MARK R. HAZELTINE, 59 Vice President and Sales Manager – Consumer Products	Mr. Hazeltine was elected to his current position in May 2002, after serving as Vice President and Sales Manager – Consumer Lawn & Garden since July 1999. He also served as Sales Manager since February 1995.
ROBERT F. HEATH, 54 Secretary	Mr. Heath was elected to his current position in January 2002. He served as Assistant Secretary since January 2001. In addition, Mr. Heath is Vice President and General Counsel and has served in these positions since January 2001. He also served as General Counsel since December 1997.
CURTIS E. LARSON, JR., 54 Vice President – Distribution Sales and Customer Support	Mr. Larson was elected to his current position in October 1995.
PAUL M. NEYLON, 55 Senior Vice President – Engine Products Division	Mr. Neylon was elected to his current position in October 2001, after serving as Senior Vice President – Production from August 2000 to October 2001 and as Vice President – Production since May 1999. He previously served as Vice President – Operations Support since January 1999 and prior to that held the position of Vice President and General Manager – Spectrum Division.
DORRANCE J. NOONAN, JR., 49 Senior Vice President and President – Briggs & Stratton Home Power Products	Mr. Noonan was elected to his current position effective upon completion of Briggs & Stratton's acquisition of Generac Portable Products, Inc. in May 2001. Prior to the acquisition, he held the position of President, Chief Executive Officer and Director of Generac Portable Products, LLC and Director of Generac Portable Products, Inc. since July 1998.
WILLIAM H. REITMAN, 46 Vice President – Marketing	Mr. Reitman was elected an executive officer effective April 1998. He has served as Vice President – Marketing since November 1995.

STEPHEN H. RUGG, 55 Senior Vice President – Sales and Service	Mr. Rugg was elected to his current position in May 1999, after serving as Vice President – Sales since November 1995.
THOMAS R. SAVAGE, 54 Senior Vice President – Administration	Mr. Savage was elected to his current position effective July 1997, after serving as Vice President – Administration and General Counsel since November 1994. He also served as Secretary from November 1999 to June 2000.
MICHAEL D. SCHOEN, 42 Vice President – International	Mr. Schoen was elected to his current position effective July 2001. He was elected an executive officer in August 2000, after serving as Vice President – Operations Support since July 1999. He previously held the position of Vice President – International Operations since July 1996.
VINCENT R. SHIELY, 42 Vice President and General Manager – Engine Products (3)	Mr. Shiely was elected to the position of Vice President and General Manager – Engine Products effective in September 2002 after serving as Vice President and General Manager – Business Units since December 2001. He also served as Vice President and General Manager – Electrical Products Division since October 1998.
TODD J. TESKE, 37 Vice President – Corporate Development	Mr. Teske was elected to his current position effective March 2001 after serving as Controller since October 1998. He previously served as Assistant Controller.
CARITA R. TWINEM, 47 Treasurer	Ms. Twinem was elected to her current position in February 2000, after serving as Tax Director since July 1994.
JOSEPH C. WRIGHT, 43 Vice President and General Manager – Small Engine Division	Mr. Wright was elected an executive officer effective September 2002. He has served as Vice President and General Manager – Small Engine Division since July 1997. He previously served at Plant Manager.

(1) Officer is also a Director of Briggs & Stratton. (2) Member of Executive Committee.
(3) John S. Shiely and Vincent R. Shiely are brothers.

Officers are elected annually and serve until they resign, die, are removed, or a different person is appointed to the office.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Briggs & Stratton common stock and its common share purchase rights are traded on the NYSE under the symbol "BGG". Information required by this Item is incorporated by reference from the "Quarterly Financial Data, Dividend and Market Information" (unaudited) on page 36.

ITEM 6. SELECTED FINANCIAL DATA

Fiscal Year	2002	2001	2000	1999	1998
(dollars in thousands, except per share data)					
SUMMARY OF OPERATIONS (1)					
NET SALES (2)	$ 1,529,372	$ 1,310,173	$ 1,591,236	$ 1,502,522	$ 1,329,141
GROSS PROFIT ON SALES (2)	272,033	236,790	338,126	303,913	254,358
PROVISION FOR INCOME TAXES	27,390	23,860	80,150	63,670	42,500
NET INCOME (3)	53,120	48,013	136,473	106,101	70,645
PER SHARE OF COMMON STOCK:					
Basic Earnings	2.46	2.22	5.99	4.55	2.86
Diluted Earnings	2.36	2.21	5.97	4.52	2.85
Cash Dividends	1.26	1.24	1.20	1.16	1.12
Shareholders' Investment	$ 20.78	$ 19.57	$ 18.83	$ 15.77	$ 13.28
WEIGHTED AVERAGE NUMBER OF SHARES OF COMMON STOCK OUTSTANDING (in 000's)	21,615	21,598	22,788	23,344	24,666
DILUTED NUMBER OF SHARES OF COMMON STOCK OUTSTANDING (in 000's)	24,452	21,966	22,842	23,459	24,775
OTHER DATA (1)					
SHAREHOLDERS' INVESTMENT	$ 449,646	$ 422,752	$ 409,465	$ 365,910	$ 316,488
LONG-TERM DEBT	499,022	508,134	98,512	113,307	128,102
TOTAL ASSETS	1,349,033	1,296,195	930,245	875,885	793,409
PLANT AND EQUIPMENT	879,635	890,191	838,655	859,848	812,428
PLANT AND EQUIPMENT, NET OF RESERVES	395,215	416,361	395,580	404,454	391,927
PROVISION FOR DEPRECIATION	61,091	56,117	51,097	49,346	47,511
EXPENDITURES FOR PLANT AND EQUIPMENT	43,928	61,322	71,441	65,998	45,893
WORKING CAPITAL	$ 403,921	$ 371,248	$ 158,516	$ 160,350	$ 149,846
Current Ratio	2.5 to 1	2.5 to 1	1.5 to 1	1.6 to 1	1.7 to 1
NUMBER OF EMPLOYEES AT YEAR END	6,971	6,974	7,233	7,994	7,265
NUMBER OF SHAREHOLDERS AT YEAR END	4,686	4,129	4,385	4,628	4,911
QUOTED MARKET PRICE:					
High	$ 48.39	$ 48.38	$ 63.63	$ 70.94	$ 53.38
Low	$ 29.65	$ 30.38	$ 31.00	$ 33.69	$ 36.88

(1) The amounts include the acquisition of GPP since May 15, 2001. Refer to the Notes to Consolidated Financial Statements.

(2) Reflects the adoption of EITF No. 01-09 for all fiscal years presented. Refer to the Notes to Consolidated Financial Statements.

(3) Fiscal year 2000 includes a $10.4 million gain on the disposition of foundry assets. Refer to the Notes to Consolidated Financial Statements.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

FISCAL 2002 COMPARED TO FISCAL 2001

Sales

Fiscal 2002 net sales were approximately $1.5 billion, an increase of $219 million, or 17% compared to the previous year. Generac Portable Products (GPP), included for a full fiscal year first time, added $186 million in sales the fiscal year. Our engine unit volume increase of 8%, offset by an unfavorable sales mix weighted towards lower priced engines accounts for the majority of the remaining increase.

Gross Profit

The total Company gross profit rate of approximately 18% was comparable with fiscal 2001. The Engine segment gross profit rate remained approximately 18% in fiscal 2002. Reductions in manufacturing costs of $25 million (primarily, repairs and maintenance, processing supplies, utilities and warranty) were offset by $17 million of increased costs (primarily, fringe benefits which included rising healthcare costs). GPP margins were approximately 9% for fiscal 2002, similar to their results for the 12 months ended June, 2001.

Engineering, Selling, General and Administrative Costs

Engineering, selling, general and administrative costs increased $16 million or 12% compared to fiscal 2001. The increase is entirely attributable to the inclusion of $18 million of GPP engineering, selling, general, and administrative costs for a full year. The Engine segment Engineering, Selling and Administrative cost category experienced increased salaries and fringe benefit expenses of approximately $8 million, but these increases were offset by a $6 million impact of lower bad debt write-off experience and a bad debt recovery, and $3 million of lower marketing expenses.

Interest Expense

Interest expense increased $14 million in fiscal 2002 compared to fiscal 2001, essentially the impact of increased borrowings associated with the GPP acquisition.

Other Income

Other income increased $3 million in fiscal 2002 compared to fiscal 2001. This increase is attributable to a $9 million increase in foreign currency transaction gains offset by $5 million in derivative losses and $1 million in amortization of deferred financing costs from the GPP acquisition.

Provision for Income Taxes

The effective tax rate increased to 34.0% in fiscal 2002 from 33.2%. The effective rates both reflect a refund on Foreign Sales Corporation tax benefits, however, the fiscal 2001 refund was larger.

FISCAL 2001 COMPARED TO FISCAL 2000

Acquisition

On May 15, 2001, Briggs & Stratton acquired GPP for net cash of $267 million. Refer to Note 3 to the Consolidated Financial Statements for additional information on the acquisition.

Sales

Net sales for fiscal 2001 totaled approximately $1.3 billion, a decrease of $281 million or 18% compared to the preceding year. The primary factors were a 10% decline in engine unit volume, 15% lower sales of service components due to Briggs & Stratton's distributors having an adequate stock of parts, and an unfavorable sales mix as the entire 10% engine unit decline was made up of larger horsepower engines. Inventories of riding equipment at the OEMs and retailers were more than adequate to address soft demand for riding lawn and garden equipment.

The other major factor adversely affecting the fiscal year was the weak Euro which lowered revenues by $24 million. Additionally, these revenues decreased because Briggs & Stratton's pricing reflected the need to remain competitive in the European market.

The acquisition of GPP added $30 million in sales.

Gross Profit

The gross profit rate decreased to 18% from 21% in fiscal 2000. The major reasons for the decrease were lower plant utilization having a $32 million impact and the weak Euro of $24 million. Offsetting these factors was the favorable pension income impact of $12 million. Pension income included in gross profit totaled $24 million in fiscal 2001.

Engineering, Selling, General and Administrative Expenses

Engineering, selling, general and administrative expenses increased $5 million or 4% compared to fiscal 2000. Expenses in this category increased almost $20 million. The majority of the increase was due to the following factors: a $16 million planned expansion of staff and expenditures for business development and introduction of new product, a

$3 million bad debt write-off, and $3 million of GPP's operating costs incurred since the acquisition. The increased costs were offset by $14 million of lower employee benefit costs for profit sharing and increased pension income. Pension income in this category was $4 million in fiscal 2001.

Interest Expense

Interest expense increased $9 million or 44% in fiscal 2001 compared to fiscal 2000 because the level of borrowings was greater in fiscal 2001. The increased level of borrowings resulted from increased seasonal working capital needs and the funding of the GPP acquisition.

Other Income

Other income decreased $13 million in fiscal 2001 compared to fiscal 2000. This decrease is attributed primarily to an $8 million reduction in equity income from joint ventures and investments and $5 million in foreign currency transaction losses.

Provision for Income Taxes

The effective tax rate decreased to 33.2% in fiscal 2001 from 37.0% in the previous year. The majority of the decrease was the result of the finalization and approval by the Congressional Joint Committee on Taxation of a refund on our Federal taxes related to Foreign Sales Corporation tax benefits.

Liquidity and Capital Resources

FISCAL YEARS 2002, 2001 AND 2000

Cash flow from operating activities was $200 million, $68 million and $77 million, in fiscal 2002, 2001 and 2000, respectively.

The fiscal 2002 cash flow from operating activities increased $132 million, which was driven primarily by a reduction in inventory and an increase in accounts payable and accrued liabilities. The decrease in inventory levels was achieved through increased sales volume, while holding production levels consistent between years.

The fiscal 2001 cash flow from operating activities decreased $10 million, which reflects lower gains on the disposition of plant and equipment of $16 million. The lower gains from disposition of plant and equipment were because fiscal 2000 contained the disposition of the foundry assets. The increase in inventories was $114 million less in fiscal 2001 compared to the fiscal 2000 increase. This decrease was the result of planned inventory increases in fiscal 2000 to replenish abnormally low inventories to more normal levels. The change in accounts payable and accrued liabilities was $48 million less in fiscal 2001 due to timing of payments and lack of accruals for profit sharing due to lower performance. The $18 million increase in pension income is attributable to Briggs & Stratton's over funded pension plan.

The fiscal 2000 cash flow from operating activities decreased $38 million. This reflects increased net income of $30 million offset by the gain on disposition of foundry assets of $17 million and an increased requirement for operating capital of $41 million caused by increases in inventories at the end of fiscal 2000 offset by lower accounts receivable.

Net cash used in investing activities amounted to $38 million, $318 million and $43 million in fiscal 2002, 2001 and 2000, respectively. These cash flows include capital expenditures of $44 million, $61 million and $71 million in fiscal 2002, 2001 and 2000, respectively. These capital expenditures relate primarily to reinvestment in equipment, capacity additions and new products.

The fiscal 2001 cash used in investing activities includes $267 million of cash paid for the GPP acquisition, net of cash acquired. The fiscal 2000 cash used in investing activities is net of $24 million of proceeds received on disposition of plant and equipment.

Briggs & Stratton used cash in financing activities totalling $38 million and $77 million in fiscal 2002 and 2000, respectively. Briggs & Stratton provided cash through financing activities totalling $324 million in fiscal 2001. During fiscal 2002 Briggs & Stratton repaid $10 million of its 7.25% Senior Notes due 2007. Financing activities in fiscal 2001 included $399 million of proceeds received from issuing the 5.00% Convertible Senior Notes due 2006 and the 8.875% Senior Notes due 2011, in order to fund the acquisition of GPP and payment of short term borrowings. During fiscal 2000, Briggs & Stratton repaid the remaining $30 million on the 9.21% Senior Notes due 2001. Briggs & Stratton repurchased $6 million and $69 million of common shares in fiscal 2001 and 2000, respectively. There were no common shares repurchased in fiscal 2002.

Briggs & Stratton's significant contractual obligations are its pension plans, post retirement benefit obligations and deferred compensation arrangements. All of these obligations are recorded on our Balance Sheets and disclosed more fully in the Notes to the Consolidated Financial Statements. In addition, Briggs & Stratton is subject to certain financial and operating restrictions under its domestic debt agreements. As is fully disclosed in Note 6 of the notes to consolidated financial statements, these restrictions limit our ability to: pay dividends; incur further indebtedness; create liens; enter into sale and/or leaseback transactions; consolidate, sell or lease all or substantially all of our assets; and dispose of assets or the proceeds of our assets, in addition to certain financial covenants. We believe we will remain in compliance with these covenants in fiscal 2003.

Future Liquidity and Capital Resources

Briggs & Stratton has a three-year $300 million revolving credit facility. This credit facility is used to fund seasonal working capital requirements and other financing needs. This facility and Briggs & Stratton's other indebtedness contain certain restrictive covenants. Refer to Note 6 to the Consolidated Financial Statements.

Briggs & Stratton expects capital expenditures to be $60 million for fiscal 2003. These anticipated expenditures are for continued investments in equipment and new products.

Management believes that available cash, the credit facility, cash generated from operations, existing lines of credit and access to debt markets will be adequate to fund Briggs & Stratton's capital requirements for the foreseeable future.

Financial Strategy

Management believes that the value of Briggs & Stratton is enhanced if the capital invested in operations yields a cash return that is greater than the cost of capital. In addition, Management believes that when capital cannot be invested for returns greater than the cost of capital, they should return the capital to the capital providers. Briggs & Stratton also believes that the substitution of lower (after-tax) cost debt for equity in its permanent capital structure will reduce its overall cost of capital. Examples of the above beliefs are the repurchase of common stock from fiscal 1997 to 2001 when capital was not required for operational expansion and the fiscal 2001 increase of capital through debt for an acquisition. Briggs & Stratton believes its profitability and strong cash flows will accommodate the increased use of debt without impairing its ability to finance growth or increase cash dividends per share on its common stock.

Briggs & Stratton has remaining authorization to buy up to 1.8 million shares of its stock in open market or private transactions under the June 2000 Board of Directors' authorization to repurchase up to 2.0 million shares. Briggs & Stratton did not repurchase shares in fiscal 2002 and does not anticipate any repurchases in fiscal 2003.

Also as a part of its financial strategy, subject to the discretion of its Board of Directors and the requirements of applicable law and debt covenants, Briggs & Stratton currently intends to increase future cash dividends per share at a rate approximating the inflation rate.

Other Matters

Early Retirement Incentive Program

In the second quarter of fiscal 2002, Briggs & Stratton offered and finalized an early retirement incentive program. The net reduction in the global salaried workforce was approximately 7%.

The impact for fiscal year 2002 was a reduction in net income on an after-tax basis of $2.5 million, after consideration of approximately $3 million in savings for lower salary related expenditures. The majority of the impact on net income was the result of recognizing the cost of the special termination benefits, which reduced net periodic pension income. The anticipated net income impact of salary related savings for fiscal 2003 is projected to be approximately $6 million on an after-tax basis.

General

In July 2001, Briggs & Stratton extended its collective bargaining agreement with one of its unions. This agreement expires in 2006, and contains provisions for future wage increases, medical cost sharing and increased pension benefits.

Emissions

Briggs & Stratton implemented a supplemental compliance plan for model years 2000 and 2001 with the California Air Resources Board (CARB), as required of companies that sold more than a threshold number of Class I engines into California. The objective of the plan was to achieve additional reductions in extreme non-attainment areas. While CARB's aggressive program resulted in a reduced product offering by Briggs & Stratton in California, the California program did not have a material effect on Briggs & Stratton's financial condition or results of operations.

The U.S. Environmental Protection Agency (EPA) has developed national emission standards under a two phase process for small air cooled engines. Briggs & Stratton currently has a complete product offering which complies with the EPA's Phase I engine emission standards. The Phase II program imposes more stringent standards over the useful life of the engine and is being phased in from 2001 to 2005 for Class II (225 or greater cubic centimeter displacement) engines and from 2003 to 2008 for Class I (under 225 cubic centimeter displacement) engines. Briggs & Stratton does not believe compliance with the new standards will have a material adverse effect on its financial position or results of operations.

Critical Accounting Policies

Briggs & Stratton's accounting policies are more fully described in Note 1 of the Notes to the Consolidated Financial Statements. As discussed in Note 1, the preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results inevitably will differ from those estimates, and such difference may be material to the financial statements.

The most significant accounting estimates inherent in the preparation of our financial statements include estimates as to the recovery of accounts receivable, as well as those used in the determination of liabilities related to customer rebates, pension obligations, warranty, product liability, group health insurance and taxation. Various assumptions and other factors underlie the determination of these significant estimates. The process of determining significant estimates is fact specific and takes into account factors such as historical experience, current and expected economic conditions, product mix, and in some instances actuarial techniques. Briggs & Stratton reevaluates these significant factors as facts and circumstances change. Historically, actual results have not differed significantly from our estimates.

New Accounting Pronouncements

The Emerging Issues Task Force (EITF) issued EITF Abstract No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of Vendor's Products)". This was adopted during fiscal 2002. Pursuant to EITF No. 01-09, Briggs & Stratton was required to reclassify co-op advertising expense previously reported as selling expense to a reduction in net sales. The impact of adopting EITF 01-09 was to reduce net sales by $7.2 million, $2.3 million and $1.3 million in fiscal 2002, 2001 and 2000, respectively.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 provides for the elimination of the pooling-of-interests method of accounting for business combinations with an acquisition date of July 1, 2001 or later. SFAS No. 142 prohibits the amortization of goodwill and other intangible assets with indefinite lives and requires periodic reassessment of the underlying value of such assets for impairment. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. On July 2, 2001, Briggs & Stratton adopted SFAS No. 142. Application of the nonamortization provision of SFAS No. 142 resulted in an increase in net income of approximately $.7 million in fiscal 2002.

In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." SFAS No. 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30, related to the disposal of a segment of a business. Briggs & Stratton adopted SFAS No. 144 on July 1, 2002. Management does not expect that SFAS No. 144 will have a material impact on Briggs & Stratton's consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" and requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. Briggs & Stratton does not expect that the adoption of this statement will have a material impact on its results of operations or financial position.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Briggs & Stratton is exposed to market risk from changes in foreign exchange and interest rates. To reduce the risk from changes in foreign exchange rates, Briggs & Stratton uses financial instruments. Briggs & Stratton does not hold or issue financial instruments for trading purposes.

Foreign Currency

Briggs & Stratton's earnings are affected by fluctuations in the value of the U.S. dollar against the Japanese Yen and Euro. The Yen is used to purchase engines from Briggs & Stratton's joint venture, while Briggs & Stratton receives Euros for certain products sold to European customers. Briggs & Stratton's foreign subsidiaries' earnings are also influenced by fluctuations of the local currency against the U.S. dollar as these subsidiaries purchase inventory from the parent in U.S. dollars. Forward foreign exchange contracts are used to partially hedge against the earnings effects of such fluctuations. At June 30, 2002, Briggs & Stratton had the following forward foreign exchange contracts outstanding with the Fair Value Gains (Losses) shown (in thousands):

Hedge Currency	Notional Value	Fair Market Value	Conversion Currency	(Gain)/Loss at Fair Value
Japanese Yen	239,485	2,008	U.S.	(158)
Euro	100,900	99,203	U.S.	5,554
Japanese Yen	26,881	399	Australian	10
Australian Dollars	1,950	1,086	U.S.	(11)
Canadian Dollars	900	592	U.S.	6
British Pounds	622	1,691	Australian	(26)
U.S. Dollars	421	748	Australian	26

All of the above contracts expire within twelve months.

Fluctuations in currency exchange rates may also impact the shareholders' investment in Briggs & Stratton. Amounts invested in Briggs & Stratton's non-U.S. subsidiaries are translated into U.S. dollars at the exchange rates in effect at fiscal year end. The resulting translation adjustments are recorded in shareholders' investment as cumulative translation adjustments. The cumulative translation adjustments component of shareholders' investment increased $4 million during the year. Using the year-end exchange rates, the total amount invested in non-U.S. subsidiaries on June 30, 2002 was $26.8 million.

Interest Rates

Briggs & Stratton is exposed to interest rate fluctuations on its borrowings. Briggs & Stratton manages its interest rate exposure through a combination of fixed and variable rate debt. Depending on general economic conditions, Briggs & Stratton has typically used variable rate debt for short-term borrowings and fixed rate debt for longer-term borrowings.

On June 30, 2002, Briggs & Stratton had the following short-term loans outstanding (amounts in thousands):

Currency	Amount	Weighted Average Interest Rate
Euro	15,074	5.46%
U.S. Dollars	2,625	4.00%
Canadian Dollars	493	3.10%

These loans carry variable interest rates. Assuming borrowings are outstanding for an entire year an increase (decrease) of one percentage point in the weighted average interest rate, would increase (decrease) interest expense by $.2 million.

Long-term loans, net of unamortized discount, consisted of the following (amounts in thousands):

Description		Amount	Maturity
5.00%	Convertible Notes	$ 140,000	2006
7.25%	Notes	$ 89,031	2007
8.875%	Notes	$ 269,991	2011

These loans carry fixed rates of interest.

Consolidated Balance Sheets

AS OF JUNE 30, 2002 AND JULY 1, 2001

(in thousands)

ASSETS	2002	2001
CURRENT ASSETS:		
Cash and Cash Equivalents	$ 215,945	$ 88,743
Receivables, Less Reserves of $1,703 and $1,599, Respectively	201,910	145,138
Inventories -		
Finished Products and Parts	126,152	218,671
Work in Process	61,748	99,247
Raw Materials	3,059	3,782
Total Inventories	190,959	321,700
Future Income Tax Benefits	41,383	38,434
Prepaid Expenses and Other Current Assets	19,747	19,415
Total Current Assets	669,944	613,430
GOODWILL, Net	161,030	166,659
INVESTMENTS	46,889	46,071
PREPAID PENSION	60,343	36,275
DEFERRED LOAN COSTS, Net	9,304	10,429
OTHER LONG-TERM ASSETS, Net	6,308	6,970
PLANT AND EQUIPMENT:		
Land and Land Improvements	16,356	16,308
Buildings	153,043	150,396
Machinery and Equipment	691,334	694,416
Construction in Progress	18,902	29,071
	879,635	890,191
Less - Accumulated Depreciation	484,420	473,830
Total Plant and Equipment, Net	395,215	416,361
	$ 1,349,033	$ 1,296,195

The accompanying notes to consolidated financial statements are an integral part of these statements.

AS OF JUNE 30, 2002 AND JULY 1, 2001

(in thousands, except per share data)

LIABILITIES AND SHAREHOLDERS' INVESTMENT	2002	2001
CURRENT LIABILITIES:		
Accounts Payable	$ 103,648	$ 102,559
Domestic Notes Payable	2,625	3,300
Foreign Loans	15,270	16,291
Accrued Liabilities -		
Wages and Salaries	28,408	21,084
Warranty	46,346	47,480
Other	56,828	47,161
Total Accrued Liabilities	131,582	115,725
Federal and State Income Taxes	12,898	4,307
Total Current Liabilities	266,023	242,182
DEFERRED REVENUE ON SALE OF PLANT AND EQUIPMENT	15,364	15,536
DEFERRED INCOME TAX LIABILITY	27,405	18,351
ACCRUED PENSION COST	15,750	14,494
ACCRUED EMPLOYEE BENEFITS	13,070	12,979
ACCRUED POSTRETIREMENT HEALTH CARE OBLIGATION	62,753	61,767
LONG-TERM DEBT	499,022	508,134
COMMITMENTS AND CONTINGENCIES		
SHAREHOLDERS' INVESTMENT:		
Common Stock - Authorized 60,000 Shares $.01 Par Value, Issued 28,927 in 2002 and 2001	289	289
Additional Paid-In Capital	35,459	36,043
Retained Earnings	769,131	743,230
Accumulated Other Comprehensive Loss	(6,626)	(6,182)
Unearned Compensation on Restricted Stock	(199)	(305)
Treasury Stock at cost, 7,288 Shares in 2002 and 7,328 Shares in 2001	(348,408)	(350,323)
Total Shareholders' Investment	449,646	422,752
	$ 1,349,033	$ 1,296,195

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Earnings

FOR THE FISCAL YEARS ENDED JUNE 30, 2002, JULY 1, 2001 AND JULY 2, 2000

(in thousands, except per share data)

	2002	2001	2000
NET SALES	$ 1,529,372	$ 1,310,173	$ 1,591,236
COST OF GOODS SOLD	1,257,339	1,073,383	1,253,110
Gross Profit on Sales	272,033	236,790	338,126
ENGINEERING, SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	153,675	137,684	132,897
Income from Operations	118,358	99,106	205,229
INTEREST EXPENSE	(44,433)	(30,665)	(21,267)
GAIN ON DISPOSITION OF FOUNDRY ASSETS	-	-	16,545
OTHER INCOME, Net	6,585	3,432	16,116
Income Before Provision for Income Taxes	80,510	71,873	216,623
PROVISION FOR INCOME TAXES	27,390	23,860	80,150
NET INCOME	$ 53,120	$ 48,013	$ 136,473
Weighted Average Shares Outstanding	21,615	21,598	22,788
BASIC EARNINGS PER SHARE	$ 2.46	$ 2.22	$ 5.99
Diluted Average Shares Outstanding	24,452	21,966	22,842
DILUTED EARNINGS PER SHARE	$ 2.36	$ 2.21	$ 5.97

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Shareholders' Investment

FOR THE FISCAL YEARS ENDED JUNE 30, 2002, JULY 1, 2001 AND JULY 2, 2000

(in thousands, except per share data)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Unearned Compensation on Restricted Stock	Treasury Stock	Comprehensive Income
BALANCES, JUNE 27, 1999	$ 289	$ 37,657	$ 612,807	$ (1,732)	$ (235)	$ (282,876)	
Comprehensive Income -							
Net Income	-	-	136,473	-	-	-	$ 136,473
Foreign Currency Translation Adjustments	-	-	-	(1,816)	-	-	(1,816)
Unrealized Loss on Marketable Securities, net of tax of $(247)	-	-	-	(383)	-	-	(383)
Total Comprehensive Income	-	-	-	-	-	-	$ 134,274
Cash Dividends Paid ($1.20 per share)	-	-	(27,300)	-	-	-	
Purchase of Common Stock for Treasury	-	-	-	-	-	(69,083)	
Exercise of Stock Options	-	(1,194)	-	-	-	6,755	
Restricted Stock Issued	-	10	-	-	(60)	50	
Amortization of Unearned Compensation	-	-	-	-	69	-	
Shares Issued to Directors	-	5	-	-	-	29	
BALANCES, JULY 2, 2000	$ 289	$ 36,478	$ 721,980	$ (3,931)	$ (226)	$ (345,125)	
Comprehensive Income -							
Net Income	-	-	48,013	-	-	-	$ 48,013
Foreign Currency Translation Adjustments	-	-	-	(2,530)	-	-	(2,530)
Unrealized Loss on Marketable Securities, net of tax of $(607)	-	-	-	(947)	-	-	(947)
Unrealized Gain on Derivatives	-	-	-	1,226	-	-	1,226
Total Comprehensive Income	-	-	-	-	-	-	$ 45,762
Cash Dividends Paid ($1.24 per share)	-	-	(26,763)	-	-	-	
Purchase of Common Stock for Treasury	-	-	-	-	-	(6,118)	
Exercise of Stock Options	-	(368)	-	-	-	643	
Restricted Stock Issued	-	(58)	-	-	(181)	239	
Amortization of Unearned Compensation	-	-	-	-	102	-	
Shares Issued to Directors	-	(9)	-	-	-	38	
BALANCES, JULY 1, 2001	**$ 289**	**$ 36,043**	**$ 743,230**	**$ (6,182)**	**$ (305)**	**$ (350,323)**	
Comprehensive Income -							
Net Income	**-**	**-**	**53,120**	**-**	**-**	**-**	**$ 53,120**
Foreign Currency Translation Adjustments	**-**	**-**	**-**	**4,017**	**-**	**-**	**4,017**
Unrealized Loss on Marketable Securities, net of tax of $(95)	**-**	**-**	**-**	**(148)**	**-**	**-**	**(148)**
Unrealized Loss on Derivatives	**-**	**-**	**-**	**(4,313)**	**-**	**-**	**(4,313)**
Total Comprehensive Income	**-**	**-**	**-**	**-**	**-**	**-**	**$ 52,676**
Cash Dividends Paid ($1.26 per share)	**-**	**-**	**(27,219)**	**-**	**-**	**-**	
Exercise of Stock Options	**-**	**(576)**	**-**	**-**	**-**	**1,877**	
Amortization of Unearned Compensation	**-**	**-**	**-**	**-**	**106**	**-**	
Shares Issued to Directors	**-**	**(8)**	**-**	**-**	**-**	**38**	
BALANCES, JUNE 30, 2002	**$ 289**	**$ 35,459**	**$ 769,131**	**$ (6,626)**	**$ (199)**	**$ (348,408)**	

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Cash Flows

FOR THE FISCAL YEARS ENDED JUNE 30, 2002, JULY 1, 2001 AND JULY 2, 2000

(in thousands)

	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net Income	$ 53,120	$ 48,013	$ 136,473
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities -			
Depreciation and Amortization	65,968	59,711	53,277
Equity in Earnings of Unconsolidated Affiliates	(6,181)	(5,041)	(13,333)
(Gain) Loss on Disposition of Plant and Equipment	3,192	1,493	(14,167)
Provision for Deferred Income Taxes	20,286	17,973	1,542
Change in Operating Assets and Liabilities, Net of Effects of Acquisition -			
(Increase) Decrease in Receivables	(56,772)	34,686	51,837
(Increase) Decrease in Inventories	120,719	(7,307)	(121,685)
Increase in Prepaid Expenses and Other Current Assets	(2,996)	(50)	(2,488)
Increase (Decrease) in Accounts Payable, Accrued Liabilities and Income Taxes	26,061	(46,740)	1,519
(Increase) Decrease in Prepaid Pension	(22,812)	(28,378)	(10,509)
Other, Net	(768)	(6,392)	(4,984)
Net Cash Provided by Operating Activities	199,817	67,968	77,482
CASH FLOWS FROM INVESTING ACTIVITIES:			
Additions to Plant and Equipment	(43,928)	(61,322)	(71,441)
Proceeds Received on Disposition of Plant and Equipment	406	4,152	23,511
Cash Paid for Acquisition, Net of Cash Acquired	-	(267,174)	-
Other, Net	5,120	6,296	5,142
Net Cash Used by Investing Activities	(38,402)	(318,048)	(42,788)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net Borrowings (Repayments) on Loans and Notes Payable	(1,696)	(42,574)	44,005
Borrowings (Repayments) on Long-Term Debt	(10,393)	399,415	(30,000)
Cash Dividends Paid	(27,219)	(26,763)	(27,300)
Purchase of Common Stock for Treasury	-	(6,118)	(69,083)
Proceeds from Exercise of Stock Options	1,078	275	5,561
Net Cash Provided by (Used by) Financing Activities	(38,230)	324,235	(76,817)
EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	4,017	(2,401)	(1,694)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	127,202	71,754	(43,817)
CASH AND CASH EQUIVALENTS:			
Beginning of Year	88,743	16,989	60,806
End of Year	$ 215,945	$ 88,743	$ 16,989
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Interest Paid	$ 39,669	$ 26,339	$ 21,202
Income Taxes Paid	$ 2,904	$ 7,831	$ 84,535

The accompanying notes to consolidated financial statements are an integral part of these statements.

FOR THE FISCAL YEARS ENDED JUNE 30, 2002, JULY 1, 2001 AND JULY 2, 2000

(1) Nature of Operations:

Briggs & Stratton ("the Company") is a U.S. based producer of air cooled gasoline engines. These engines are sold worldwide, primarily to original equipment manufacturers of lawn and garden equipment and other gasoline engine powered equipment. Additionally, through the Company's wholly owned subsidiary, Generac Portable Products, LLC (GPP), the company is a designer, manufacturer and marketer of portable and standby generators, pressure washers and related accessories. GPP's products are sold throughout the United States, Canada and Europe.

(2) Summary of Significant Accounting Policies:

Fiscal Year: The Company's fiscal year consists of 52 or 53 weeks, ending on the Sunday nearest the last day of June in each year. Therefore, the 2002 and 2001 fiscal years were 52 weeks long, and the 2000 fiscal year was 53 weeks long. All references to years relate to fiscal years rather than calendar years.

Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its wholly owned domestic and foreign subsidiaries after elimination of intercompany accounts and transactions.

Accounting Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash and Cash Equivalents: This caption includes cash, commercial paper and certificates of deposit. The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Inventories: Inventories are stated at cost, which does not exceed market. The last-in, first-out (LIFO) method was used for determining the cost of approximately 68% of total inventories at June 30, 2002 and 77% of total inventories at July 1, 2001. The cost for the remaining portion of the inventories was determined using the first-in, first-out (FIFO) method. During 2002, a reduction in inventory quantities resulted in a liquidation of LIFO inventories carried at lower costs prevailing in prior years. The liquidation of these inventories has reduced cost of sales by $2.6 million in 2002. If the FIFO inventory valuation method had been used exclusively, inventories would have been $44.8 million and $51.2 million higher in the respective years. The LIFO inventory adjustment was determined on an overall basis, and accordingly, each class of inventory reflects an allocation based on the FIFO amounts.

Investments: This caption represents the Company's investments in three 50%-owned joint ventures, preferred stock in a privately held iron castings business and common stock in a publicly traded software company. The common stock in the publicly traded company is being classified as available-for-sale and is reported at a fair market value. Unrealized losses incurred on this stock are recorded as a component of Accumulated Other Comprehensive Loss in the Shareholders' Investment section of the balance sheet. The investments in the joint ventures and the privately held business are accounted for under the equity method.

Deferred Loan Costs: Expenses associated with the issuance of debt instruments are capitalized and are being amortized over the terms of the respective financing arrangement using the straight-line method over periods ranging from five to ten years. Accumulated amortization amounted to $1.6 million as of June 30, 2002 and $.1 million as of July 1, 2001.

Other Long-Term Assets: This caption primarily represents costs of software used in the Company's business. Amortization of capitalized software is computed on an item-by-item basis over a period of three to ten years, depending on the estimated useful life of the software. Accumulated amortization amounted to $8.4 million as of June 30, 2002 and $7.4 million as of July 1, 2001.

Goodwill: This caption represents goodwill related to the acquisition of GPP in fiscal 2001 (See Note 3). Goodwill reflects the cost of an acquisition in excess of the fair values assigned to identifiable net assets acquired. The carrying value of goodwill was

$161.0 million and $166.7 million at June 30, 2002 and July 1, 2001, respectively. In accordance with SFAS 142, no goodwill amortization was recorded in fiscal year 2002, $1.1 million was reported in fiscal year 2001. The Company performed the required impairment test of goodwill in fiscal 2002 and found no impairment of the asset.

Plant and Equipment and Depreciation: Plant and equipment are stated at cost and depreciation is computed using the straight-line method at rates based upon the estimated useful lives of the assets (20–30 years for land improvements, 20–50 years for buildings and 8–16 years for machinery and equipment).

Expenditures for repairs and maintenance are charged to expense as incurred. Expenditures for major renewals and betterments, which significantly extend the useful lives of existing plant and equipment, are capitalized and depreciated. Upon retirement or disposition of plant and equipment, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in other income.

Impairment of Long-Lived Assets: Property, plant and equipment and other long-term assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected undiscounted cash flows is less than the carrying value of the related asset or group of assets, a loss is recognized for the difference between the fair value and carrying value of the asset or group of assets. There were no adjustments to the carrying value of long-lived assets in fiscal 2002, 2001 and 2000.

In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." SFAS No. 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30, related to the disposal of a segment of a business. The Company adopted SFAS No. 144 on July 1, 2002. Management does not expect SFAS No. 144 to have a material impact on the Company's consolidated financial statements.

Revenue Recognition: Revenue is recognized when title to the products being sold transfers to the customer, which is upon shipment.

Deferred Revenue on Sale of Plant and Equipment: In fiscal 1997, the Company sold its Menomonee Falls, Wisconsin facility for approximately $16.0 million. The provisions of the contract state that the Company will continue to own and occupy the warehouse portion of the facility for a period of up to ten years (the Reservation Period). The contract also contains a buyout clause, at the buyer's option and under certain circumstances, of the remaining Reservation Period. Under the provisions of SFAS No. 66, "Accounting for Sales of Real Estate," the Company is required to account for this as a financing transaction as long as it continues to have substantial involvement with the facility during the Reservation Period or until the buyout option is exercised. Under this method, the cash received is reflected as deferred revenue and the assets and the accumulated depreciation remain on the Company's books. Depreciation expense continues to be recorded each period and imputed interest expense is also recorded and added to deferred revenue. Offsetting this is the imputed fair value lease income on the non-Briggs & Stratton occupied portion of the building. A pretax gain, which will be recognized at the earlier of the exercise of the buyout option or the expiration of the Reservation Period, is estimated to be $10 – $12 million. The annual cost of operating the warehouse portion of the facility is not material.

Income Taxes: The Provision for Income Taxes includes Federal, state and foreign income taxes currently payable and those deferred or prepaid because of temporary differences between the financial statement and tax basis of assets and liabilities. The Future Income Tax Benefits represent temporary differences relating to current assets and current liabilities and the Deferred Income Tax Assets/Liabilities represent temporary differences relating to noncurrent assets and liabilities.

Research and Development Costs: Expenditures relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed as incurred. The amounts charged against income were $23.7 million in fiscal 2002, $21.5 million in fiscal 2001 and $24.3 million in fiscal 2000.

Advertising Costs: Advertising costs, included in Engineering, Selling, General and Administrative Expenses on the accompanying Consolidated Statements of Earnings, are expensed as incurred. These expenses totaled $8.3 million in fiscal 2002, $7.8 million in fiscal 2001 and $6.8 million in fiscal 2000.

The Company adopted EITF No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of Vendor's Products)," in the third quarter of fiscal 2002. Pursuant to EITF No. 01-09, the Company was required to reclassify co-op advertising expense previously reported as selling expense as a reduction in net sales. The impact of adopting EITF 01-09 was to reduce net sales by $7.2 million, $2.3 million and $1.3 million in fiscal 2002, 2001 and 2000, respectively.

Shipping and Handling Fees and Costs: Revenue received from shipping and handling fees is reflected in net sales. Shipping fee revenue for fiscal 2002, 2001 and 2000 was $1.6 million, $1.7 million and $2.0 million, respectively. Shipping and handling costs are included in cost of goods sold.

Foreign Currency Translation: Foreign currency balance sheet accounts are translated into United States dollars at the rates of exchange in effect at fiscal year end. Income and expenses are translated at the average rates of exchange in effect during the year. The related translation adjustments are made directly to a separate component of Shareholders' Investment.

Earnings Per Share: The Company's earnings per share were computed by dividing net income by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share, for each period presented, were computed on the assumption that stock options were exercised at the beginning of the periods reported. The difference between weighted average shares outstanding and diluted average shares outstanding reflects the dilutive effects of stock options and the convertible senior notes.

The shares outstanding used to compute diluted earnings per share for fiscal 2002, 2001 and 2000 excluded outstanding options to purchase 1,841,640, 1,679,564 and 1,079,564 shares of common stock, respectively, with weighted-average exercise prices of $55.14, $56.33 and $61.95, respectively. The options were excluded because their exercise prices were greater than the average market price of the common shares and their inclusion in the computation would have been antidilutive.

Information on earnings per share is as follows (in thousands of dollars, except per share data):

	Fiscal Year Ended		
	June 30, 2002	July 1, 2001	July 2, 2000
Net income used in basic earnings per share	**$ 53,120**	$ 48,013	$ 136,473
Adjustment to net income to add after-tax interest expense on convertible notes	**4,620**	576	-
Adjusted net income used in diluted earnings per share	**$ 57,740**	$ 48,589	$ 136,473
Average shares of common stock outstanding	**21,615**	21,598	22,788
Incremental common shares applicable to common stock options based on the common stock average market price during the period	**6**	10	52
Incremental common shares applicable to restricted common stock based on the common stock average market price during the period	**5**	5	2
Incremental common shares applicable to convertible notes based on the conversion provisions of the convertible notes	**2,826**	353	-
Diluted average common shares outstanding	**24,452**	21,966	22,842

Comprehensive Income: SFAS No. 130, "Reporting Comprehensive Income," requires the reporting of comprehensive income in addition to net income from operations. Comprehensive income is a more inclusive financial reporting method that includes disclosure of financial information that historically has not been recognized in the calculation of net income. The Company has chosen to report Comprehensive Income and Accumulated Other Comprehensive Income (Loss) which encompasses net income, unrealized gain (loss) on marketable securities, foreign currency translation, and unrealized gain on derivatives in the Consolidated Statements of Shareholders' Investment. Information on accumulated other comprehensive income (loss) is as follows (in thousands of dollars):

	Unrealized Gain (Loss) on Marketable Securities	Cumulative Translation Adjustments	Unrealized Gain (Loss) on Derivatives	Accumulated Other Comprehensive Loss
Balance at June 27, 1999	$ 577	$ (2,309)	$ -	$ (1,732)
Fiscal year change	(383)	(1,816)	-	(2,199)
Balance at July 2, 2000	194	(4,125)	-	(3,931)
Fiscal year change	(947)	(2,530)	1,226	(2,251)
Balance at July 1, 2001	**(753)**	**(6,655)**	**1,226**	**(6,182)**
Fiscal year change	**(148)**	**4,017**	**(4,313)**	**(444)**
Balance at June 30, 2002	**$ (901)**	**$ (2,638)**	**$ (3,087)**	**$ (6,626)**

Derivatives: The Company enters into derivative contracts designated as cash flow hedges to manage its foreign currency exposures. These instruments generally do not have a maturity of more than twelve months. SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Any changes in fair value of these instruments are recorded in the income statement or other comprehensive income. On July 2, 2000, the impact of adopting SFAS No. 133 on Accumulated Other Comprehensive Loss resulted in a loss of $15 thousand. The Company reclassified immaterial amounts to the income statement during fiscal 2002 and 2001. The cumulative effect of adopting SFAS No. 133 on the results of operations was immaterial.

During the fiscal year, there were no derivative instruments that were deemed to be ineffective. The amounts included in Accumulated Other Comprehensive Loss will be reclassified into income when the forecasted transaction occurs, generally within the next twelve months. These forecasted transactions represent the exporting of products for which the Company will receive foreign currency and the importing of products for which the Company will be required to pay in a foreign currency.

Reclassification: Certain amounts in prior year financial statements have been reclassified to conform to current year presentation.

Business Combinations: In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets" having a required effective date for fiscal years beginning after December 31, 2001. Under the new rules, goodwill and other intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives.

The Company adopted the new rules on accounting for goodwill and other intangible assets in the first quarter of fiscal 2002. The Company performed the required impairment test of goodwill and indefinite lived intangible assets in fiscal 2002 and found no impairment of the assets as of June 30, 2002. Had the provisions of SFAS No. 142 been applied in fiscal 2001, the Company's fiscal 2001 net income would have increased $.7 million, or $.03 per basic and diluted earnings per share.

Future Accounting Pronouncement: In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" SFAS No. 146 nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" and requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not expect that the adoption of this statement will have a material impact on the Company's results of operations or financial position.

(3) Acquisition:

On May 15, 2001, the Company acquired Generac Portable Products, Inc. Generac Portable Products, Inc. was merged with, and into Generac Portable Products, LLC (GPP) on June 30, 2002. GPP is a designer, manufacturer and marketer of portable and standby generators, pressure washers and related accessories. The aggregate purchase price of $288.1 million included $267.6 million of cash and $20.5 million of liabilities assumed. The cash paid included $.5 million of cash acquired and $4.5 million of direct acquisition costs, and was funded through the issuance of the 8.875% senior notes as more fully described in Note 6.

The provisions of the acquisition included a contingent purchase price based on the operating results of GPP. The Company will not pay any additional purchase price pursuant to these provisions.

The provisions of the acquisition also provide for a potential purchase price refund based on the final valuation of the acquired inventory. The amount of this purchase price refund, if any, will be recorded as a reduction in goodwill when it is received.

The acquistion has been accounted for using the purchase method of accounting. The purchase price was allocated on a preliminary basis to identifiable assets acquired and liabilities assumed based upon their estimated fair values, with the excess purchase price recorded as goodwill. This initial purchase price allocation resulted in approximately $167.7 million of goodwill which was amortized on a straight-line basis over twenty years until the Company adopted SFAS No. 142 on July 2, 2001. Under SFAS No. 142, goodwill is no longer amortized, but is subject to periodic impairment tests.

In 2002 the Company reduced goodwill by approximately $5.7 million related to the finailization of the purchase price allocation. This decrease was primarily the result of recording $16.0 million of deferred taxes related to differences in GPP's financial reportring versus tax reporting, offset by approximately $10.3 million of additional inventory and fixed asset reserves.

The following table sets forth the unaudited pro forma information for the Company as if the acquisition of GPP had occurred on July 2, 2000 (in millions, except per share data):

	2001
Net Sales	$ 1,465.3
Net Income	$ 26.6
Basic Earnings Per Share	$ 1.23
Diluted Earnings Per Share	$ 1.21

(4) Income Taxes:

The provision for income taxes consists of the following (in thousands of dollars):

Current	**2002**	2001	2000
Federal	**$ 4,950**	$ 4,042	$ 66,169
State	**587**	594	10,425
Foreign	**1,567**	1,251	2,014
	7,104	5,887	78,608
Deferred	**20,286**	17,973	1,542
	$ 27,390	$ 23,860	$ 80,150

A reconciliation of the U.S. statutory tax rates to the effective tax rates follows:

	2002	2001	2000
U.S. statutory rate	**35.0%**	35.0%	35.0%
State taxes, net of Federal tax benefit	**2.4%**	2.5%	3.2%
Foreign Sales Corporation tax benefit	**(1.5%)**	(3.5%)	(.5%)
Other	**(1.9%)**	(.8%)	(.7%)
Effective tax rate	**34.0%**	33.2%	37.0%

The Company received a refund of Foreign Sales Corporation tax benefits in fiscal 2002 and 2001.

The components of deferred income taxes at the end of the fiscal year were (in thousands of dollars):

Future Income Tax Benefits:	**2002**	2001
Inventory	**$ 6,971**	$ 3,424
Payroll related accruals	**4,880**	3,846
Warranty reserves	**17,780**	18,311
Other accrued liabilities	**15,501**	10,769
Miscellaneous	**(3,749)**	2,084
	$ 41,383	$ 38,434

	2002	2001
Deferred Income Taxes:		
Difference between book and tax methods applied to maintenance and supply inventories	$ 9,325	$ 10,723
Pension cost	(22,532)	(13,187)
Accumulated depreciation	(56,025)	(55,163)
Accrued employee benefits	10,570	10,060
Postretirement health care obligation	24,474	24,089
Deferred revenue on sale of plant & equipment	5,992	6,059
Miscellaneous	791	(932)
	$ (27,405)	$ (18,351)

The Company has not recorded deferred income taxes applicable to undistributed earnings of foreign subsidiaries that are indefinitely reinvested in foreign operations. These undistributed earnings amounted to approximately $8.0 million at June 30, 2002. If these earnings were remitted to the U.S., they would be subject to U.S. income tax.

However, this tax would be substantially less than the U.S. statutory income tax because of available foreign tax credits.

(5) Segment and Geographic Information and Significant Customers:

In accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" and subsequent to the May 15, 2001 acquisition described in Note 3, the Company has concluded that it operates two reportable business segments that are managed separately based on fundamental differences in their operations. Summarized segment data is as follows (in thousands of dollars):

	2002	2001	2000
NET SALES -			
Engines	$ 1,366,947	$ 1,289,858	$ 1,591,236
Power Products	216,006	29,587	-
Eliminations	(53,581)	(9,272)	-
	$ 1,529,372	$ 1,310,173	$ 1,591,236
INCOME FROM OPERATIONS -			
Engines	$ 117,104	$ 99,156	$ 205,229
Power Products	2,052	1,118	-
Eliminations	(798)	(1,168)	-
	$ 118,358	$ 99,106	$ 205,229
ASSETS -			
Engines	$ 1,080,259	$ 1,012,438	$ 930,245
Power Products	279,199	287,058	-
Eliminations	(10,425)	(3,301)	-
	$ 1,349,033	$ 1,296,195	$ 930,245
CAPITAL EXPENDITURES -			
Engines	$ 42,086	$ 60,841	$ 71,441
Power Products	1,842	481	-
	$ 43,928	$ 61,322	$ 71,441
DEPRECIATION & AMORTIZATION -			
Engines	$ 63,157	$ 58,362	$ 53,277
Power Products	2,811	1,349	-
	$ 65,968	$ 59,711	$ 53,277

Information regarding the Company's geographic sales by the location the sale originated is as follows (in thousands of dollars):

	2002	2001	2000
United States	$ 1,437,739	$ 1,226,034	$ 1,502,402
All Other Countries	91,633	84,139	88,834
Total	$ 1,529,372	$ 1,310,173	$ 1,591,236

The Company has no material long lived assets in an individual foreign country.

In the fiscal years 2002, 2001 and 2000, there were sales to three major engine customers that individually exceeded 10% of total Company net sales. The sales to these customers are summarized below (in thousands of dollars and percent of total Company net sales):

	2002		2001		2000	
Customer	Sales	%	Sales	%	Sales	%
A	$299,785	19%	$267,516	20%	$287,769	18%
B	255,119	17%	187,001	14%	229,873	15%
C	165,670	11%	150,682	12%	190,659	12%
	$720,754	47%	$605,199	46%	$708,301	45%

(6) Indebtedness:

As of November 15, 2001, the Company replaced its $250 million revolving credit facility that would have expired in April 2002, with a three-year $300 million revolving credit facility (the credit facility) that expires in September 2004. The Company also has access to domestic lines of credit (domestic lines) totaling $15.0 million that remain in effect until canceled by either party. The domestic lines provide amounts for short-term use at the then prevailing rate. There are no significant compensating balance requirements for any of these domestic lines. There were no borrowings using these domestic lines or the credit facility as of June 30, 2002 and July 1, 2001.

Borrowings under the credit facility by the Company bear interest at a rate per annum equal to, at its option, either:

(1) a 1, 2, 3 or 6 month LIBOR rate plus a margin varying from 0.50% to 1.75%, depending upon the rating of the Company's long-term debt by Standard & Poor's Rating group, a division of McGraw-Hill Companies (S&P) and Moody's Investors Service, Inc. (Moody's) or

(2) the higher of (a) the federal funds rate plus 0.50% or (b) the bank's prime rate plus a margin of up to 0.25%, also depending on the Company's long-term credit ratings.

In addition, the Company is subject to a 0.10% to 0.35% commitment fee and a 0.50% to 1.75% letter of credit fee, depending on the Company's long-term credit ratings.

The following data relates to domestic notes payable (in thousands of dollars):

	2002	2001
Balance at Fiscal Year End	$ **2,625**	$ 3,300
Weighted Average Interest Rate at Fiscal Year End	**4.00%**	5.18%

The lines of credit available to the Company in foreign countries are in connection with short-term borrowings and bank overdrafts used in the normal course of business. These amounts total $26.2 million, expire at various times through April, 2003 and are renewable. There were borrowings of $15.3 million at June 30, 2002 using these lines of credit and are included in foreign loans. None of these arrangements had material commitment fees or compensating balance requirements.

The following information relates to foreign loans (in thousands of dollars):

	2002	2001
Balance at Fiscal Year End	$ **15,270**	$ 16,291
Weighted Average Interest Rate at Fiscal Year End	**5.41%**	5.80%

The Long-Term Debt caption consists of the following (in thousands of dollars):

	2002	2001
5.00% Convertible Senior Notes Due 2006	$ **140,000**	$ 140,000
7.25% Senior Notes Due 2007, Net of Unamortized Discount of $969 in 2002 and $1,282 in 2001	**89,031**	98,718
8.875% Senior Notes Due 2011, Net of Unamortized Discount of $5,009 in 2002 and $5,584 in 2001	**269,991**	269,416
Total Long-Term Debt	$ **499,022**	$ 508,134

In May 2001, the Company issued $275.0 million of 8.875% Senior Notes due March 15, 2011 and $140.0 million of 5.00% Convertible Senior Notes due May 15, 2006. The convertible senior notes are convertible at the option of the holders into the Company's common stock at the conversion rate of 20.1846 shares per each $1,000 of convertible notes. Interest is paid semi-annually on both series of notes. No principal payments are due before the maturity dates.

The net proceeds from the sale of the 8.875% senior notes and 5.00% convertible senior notes were used to fund the Company's acquisition of GPP, including the replacement of GPP's outstanding debt and to repay a portion of the Company's unrated commercial paper and short-term borrowings under its credit facilities.

The 7.25% senior notes are due September 15, 2007. In accordance with the agreement, no principal payments are due before the maturity date, however the Company repurchased $10 million of the bonds in the fourth quarter of fiscal year 2002 after receiving unsolicited offers from bondholders.

The separate indentures providing for the 7.25% senior notes, the 8.875% senior notes, the 5.00% convertible senior notes and the Company's credit facility (collectively, the Domestic Indebtedness) each include a number of financial and operating restrictions. These covenants include restrictions on the Company's ability to: pay dividends; incur indebtedness; create liens; enter into sale and leaseback transactions; consolidate, merge, sell or lease all or substantially all of its assets; and dispose of assets or the proceeds of sales of its assets. The credit facility contains financial covenants that require the Company to maintain a minimum interest coverage ratio and net worth (for fiscal 2003 the Company is required to maintain a minimum net worth of $376.6 million), impose a maximum leverage ratio and total funded debt to EBITDA ratio and impose capital expenditure limits. In addition, the credit facility contains provisions that only apply if the Company's credit rating from S&P is BB or below or from Moody's is Ba2 or below. As of June 30, 2002, the Company was in compliance with these covenants.

Additionally, under the terms of the indentures governing the Domestic Indebtedness, GPP became a joint and several guarantor of amounts outstanding under the Domestic Indebtedness. Refer to Note 15 to the Consolidated Financial Statements for subsidiary guarantor financial information.

(7) Other Income:

The components of other income (expense) are (in thousands of dollars):

	2002	2001	2000
Interest income	$ 2,189	$ 2,069	$ 1,589
Loss on the disposition of plant and equipment	(3,192)	(1,493)	(2,378)
Income from investments	7,071	5,485	14,364
Transaction gain (loss)	3,757	(4,973)	206
Derivatives gain (loss)	(3,829)	1,438	-
Deferred financing costs	(1,420)	(133)	-
Amortization of intangibles	(56)	(1,052)	-
Other items	2,065	2,091	2,335
Total	$ 6,585	$ 3,432	$ 16,116

(8) Commitments and Contingencies:

Product and general liability claims arise against the Company from time to time in the ordinary course of business. The Company is generally self-insured for claims up to $1 million per claim. Accordingly, a reserve is maintained for the estimated costs of such claims. On June 30, 2002 and July 1, 2001 the reserve for product and general liability claims was $2.8 million and $3.6 million, respectively. Because there is inherent uncertainty as to the eventual resolution of unsettled claims, no reasonable range of possible losses can be determined. Management does not anticipate that these claims, excluding the impact of insurance proceeds and reserves, will have a material adverse effect on the financial condition or results of operations of the Company.

The Company has no material commitments for materials or capital expenditures as of June 30, 2002.

(9) Stock Options:

The Company has a Stock Incentive Plan under which 5,361,935 shares of common stock have been reserved for issuance. The Company accounts for the plan under Accounting Principles Board Opinion No. 25, and no compensation cost has been recognized. Had compensation cost for these plans been determined consistent with SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share would have been reduced to the following pro forma amounts:

	2002	2001	2000
Net Income (in thousands):			
As Reported	$53,120	$48,013	$136,473
Pro Forma	$49,494	$44,814	$134,600
Basic Earnings Per Share:			
As Reported	$2.46	$2.22	$5.99
Pro Forma	$2.29	$2.07	$5.91
Diluted Earnings Per Share:			
As Reported	$2.36	$2.21	$5.97
Pro Forma	$2.21	$2.04	$5.89

Information on the options outstanding is as follows:

	Shares	Wtd. Avg. Ex. Price
Balance, June 27, 1999	1,042,011	$ 49.28
Granted during the year	471,020	74.53
Exercised during the year	(151,033)	38.49
Expired during the year	(58,970)	67.55
Balance, July 2, 2000	1,303,028	$ 58.83
Granted during the year	600,000	$ 46.22
Exercised during the year	(13,449)	20.45
Expired during the year	(180,738)	49.08
Balance, July 1, 2001	1,708,841	$ 55.73
Granted during the year	371,490	$ 49.19
Exercised during the year	(39,597)	27.64
Expired during the year	(199,094)	54.59
Balance, June 30, 2002	1,841,640	$ 55.14

Grant Summary

Fiscal Year	Grant Date	Exercise Price	Date Exercisable	Options Outstanding	Expiration Date
1998	8-5-97	65.690	8-5-00	223,440	8-5-02
1999	8-5-98	44.980	8-5-01	307,070	8-5-03
2000	8-4-99	74.530	8-4-02	403,670	8-4-04
2001	8-3-00	46.220	8-3-03	559,910	8-3-07
2002	8-7-01	49.190	8-7-04	347,550	8-7-08

The fair value of each option is estimated using the Black-Scholes option pricing model. The grant-date fair market value of the options and assumptions used to determine such value are:

Options granted during	**2002**	2001	2000
Grant date fair value	**$12.53**	$11.47	$13.07
Assumptions:			
Risk-free interest rate	**5.1%**	6.0%	6.0%
Expected volatility	**40.3%**	37.6%	30.1%
Expected dividend yield	**3.1%**	2.6%	2.5%
Expected term (in years)	**7.0**	7.0	5.0

(10) Shareholder Rights Plan:

On August 6, 1996, the Board of Directors declared a dividend distribution of one common stock purchase right (a right) for each share of the Company's common stock outstanding on August 19, 1996. Each right would entitle shareowners to buy one-half of one share of the Company's common stock at an exercise price of $160.00 per full common share, subject to adjustment. The rights are not currently exercisable, but would become exercisable if events occurred relating to a person or group acquiring or attempting to acquire 15 percent or more of the outstanding shares of common stock. The rights expire on August 19, 2006, unless redeemed or exchanged by the Company earlier.

(11) Foreign Exchange Risk Management:

The Company enters into forward exchange contracts to hedge purchases and sales that are denominated in foreign currencies. The terms of these currency derivatives generally do not exceed twelve months and the purpose is to protect the Company from the risk that the eventual dollars being transferred will be adversely affected by changes in exchange rates.

The Company has forward foreign currency exchange contracts to purchase Japanese yen. These contracts are used to hedge the commitments to purchase engines from the Company's Japanese joint venture. The Company also has forward contracts to sell foreign currency. These contracts are used to hedge foreign currency collections on sales of inventory. The Company's foreign currency forward contracts are carried at fair value based on current exchange rates.

The Company has the following forward currency contracts outstanding at the end of fiscal 2002:

Hedge		In Millions					
Currency	Contract	Notional Value	Contract Value	Fair Market Value	(Gain)/Loss at Fair Value	Conversion Currency	Latest Expiration Date
Japanese Yen	Buy	239.5	1.8	2.0	(.2)	U.S.	September 2002
Euro	Sell	100.9	93.6	99.2	5.6	U.S.	April 2003
Australian Dollar	Sell	2.0	1.1	1.1	-	U.S.	December 2002
Canadian Dollar	Sell	.9	.6	.6	-	U.S.	November 2002

The Company's foreign subsidiaries have the following forward currency contracts outstanding at the end of fiscal 2002:

Hedge		In Millions					
Currency	Contract	Notional Value	Contract Value	Fair Market Value	(Gain)/Loss at Fair Value	Conversion Currency	Latest Expiration Date
Japanese Yen	Sell	26.9	.4	.4	-	Australian	August 2002
U.S. Dollars	Buy	.4	.8	.8	-	Australian	August 2002
British Pounds	Buy	.6	1.7	1.7	-	Australian	June 2003

The Company continuously evaluates the effectiveness of its hedging program by evaluating its foreign exchange contracts compared to the anticipated underlying transactions.

(12) Employee Benefit Costs:

Retirement Plan and Postretirement Benefits

The Company has noncontributory, defined benefit retirement plans and postretirement benefit plans covering most Wisconsin employees. The following provides a reconcilation of obligations, plan assets and funded status of the plans for the two years indicated, (dollars in thousands):

	Pension Benefits		Other Postretirement Benefits	
	2002	2001	2002	2001
Actuarial Assumptions:				
Discounted Rate Used to Determine Present Value of Projected Benefit Obligation	7.25%	7.5%	7.25%	7.5%
Expected Rate of Future Compensation Level Increases	4.0-5.0%	4.0-5.0%	n/a	n/a
Expected Long-Term Rate of Return on Plan Assets	9.0%	9.0%	n/a	n/a
Change in Benefit Obligations:				
Actuarial Present Value of Benefit Obligations at Beginning of Year	$ 703,275	$ 666,392	$ 108,557	$ 99,793
Service Cost	10,014	9,482	1,341	1,215
Interest Cost	51,203	48,079	8,028	7,091
Plan Amendments	-	29,190	-	-
Acquisition	-	2,671	-	-
Special Termination Benefits	4,907	-	2,183	-
Actuarial (Gain) Loss	30,692	(10,478)	12,337	13,035
Benefits Paid	(52,470)	(42,061)	(8,981)	(12,577)
Actuarial Present Value of Benefit Obligation at End of Year	$ 747,621	$ 703,275	$ 123,465	$ 108,557
Change in Plan Assets:				
Plan Assets at Fair Value at Beginning of Year	$ 940,582	$ 951,757	$ -	$ -
Actual Return on Plan Assets	(32,866)	29,084	-	-
Acquisition	-	1,018	-	-
Employer Contributions	1,257	784	8,981	12,577
Benefits Paid	(52,470)	(42,061)	(8,981)	(12,577)
Plan Assets at Fair Value at End of Year	$ 856,503	$ 940,582	$ -	$ -
Plan Assets in Excess of (Less Than) Projected Benefit Obligation	$ 108,882	$ 237,307	$ (123,465)	$ (108,557)
Remaining Unrecognized Net Obligation (Asset)	-	(4,517)	275	321
Unrecognized Net Loss (Gain)	(95,547)	(244,579)	40,177	29,673
Unrecognized Prior Service Cost	29,942	32,739	71	103
Net Amount Recognized at End of Year	$ 43,277	$ 20,950	$ (82,942)	$ (78,460)
Amounts Recognized on the Balance Sheets:				
Prepaid Pension	$ 60,343	$ 36,275	$ -	$ -
Accrued Pension Cost	(15,750)	(14,494)	-	-
Accrued Wages and Salaries	(1,316)	(831)	-	-
Accrued Post Retirement Health Care Obligation	-	-	(62,753)	(61,767)
Other Accruals	-	-	(8,000)	(4,800)
Accrued Employee Benefits	-	-	(12,189)	(11,893)
Net Amount Recognized at End of Year	$ 43,277	$ 20,950	$ (82,942)	$ (78,460)

The following table summarizes the plans' income and expense for the three years indicated (dollars in thousands):

	Pension Benefits			Other Postretirement Benefits		
Components of Net Periodic Benefit Cost:	**2002**	2001	2000	**2002**	2001	2000
Service Cost-Benefits Earned During the Year	**$ 10,014**	$ 9,482	$ 10,622	**$ 1,341**	$ 1,215	$ 1,307
Interest Cost on Projected Benefit Obligation	**51,203**	48,079	47,475	**8,028**	7,091	7,343
Expected Return on Plan Assets	**(77,192)**	(73,053)	(63,845)	**-**	-	-
Amortization of:						
Transition Obligation (Asset)	**(4,517)**	(5,306)	(5,306)	**46**	47	46
Prior Service Cost	**2,797**	242	186	**31**	31	31
Actuarial (Gain) Loss	**(8,328)**	(7,822)	359	**1,834**	583	1,111
Net Periodic Benefit Expense (Income)	**$ (26,023)**	$ (28,378)	$ (10,509)	**$ 11,280**	$ 8,967	$ 9,838

In the second quarter of fiscal 2002, the Company offered and finalized an early retirement incentive program. As a result, the Company recorded $4.9 million of expense offsetting pension income of $26 million and $2.2 million was added to postretirement health care expense. The impact for the full fiscal year of 2002 reduced net income on an after-tax basis by $2.5 million, after consideration of salary and related expenditures savings.

In July 2001, the Company extended its collective bargaining agreement with one of its unions. As part of this contract extension, the Company agreed to pay certain amounts to employees who were hired prior to January 1, 1980 upon their retirement. The impact of this plan amendment is included in the above tables.

As described in Note 14, the Company contributed its two ductile iron foundries to Metal Technologies Holding Company, Inc. (MTHC). In connection with the contribution, MTHC agreed to assume pension and postretirement benefit obligations related to employees working at the foundries at the time of the transaction. The Company transferred to MTHC pension assets amounting to $11.3 million in fiscal 2001. The assumption of obligations by MTHC and transfer of pension assets did not result in a gain or loss to the Company.

The Company's supplemental pension plan has benefit obligations in excess of plan assets. The benefit obligation, accumulated benefit obligation and fair value of plan assets were $25.2 million, $17.9 million and $.1 million respectively for fiscal year 2002 and $19.0 million, $14.9 million and $0 respectively for fiscal year 2001. The postretirement benefit plans are essentially unfunded.

For measurement purposes a 9% annual rate of increase in the per capita cost of covered health care claims was assumed for the fiscal year 2003 decreasing gradually to 5% for the fiscal year 2008. The health care cost trend rate assumption has a significant effect on the amounts reported. An increase of one percentage point, would increase the accumulated postretirement benefit by $8.1 million and would increase the service and interest cost by $.8 million for the year. A corresponding decrease of one percentage point, would decrease the accumulated postretirement benefit by $7.5 million and decrease the service and interest cost by $.7 million for the fiscal year.

Defined Contribution Plans

The Company has a defined contribution retirement plan that includes most U.S. non-Wisconsin employees. Under the plan, the Company makes an annual contribution on behalf of covered employees equal to 2% of each participant's gross income, as defined. For the fiscal years 2002, 2001 and 2000, the net expense related to these plans was $1.6 million, $.2 million and $2.1 million, respectively.

Wisconsin employees of the Company may participate in a salary reduction deferred compensation retirement plan. A maximum of 1-1/2% or 3% of each participant's salary, depending upon the participant's group, is matched by the Company. The Company contributions totaled $4.1 million in 2002, $4.7 million in 2001 and $4.6 million in 2000.

Postemployment Benefits

The Company accrues the expected cost of postemployment benefits over the years that the employees render service. These benefits are substantially smaller amounts because they apply only to employees who permanently terminate employment prior to retirement. The items include disability payments, life insurance and medical benefits. These amounts are also discounted using an interest rate of 7.25% and 7.5% for fiscal year 2002 and 2001, respectively. Amounts are included in Accrued Employee Benefits in the balance sheet.

(13) Disclosures About Fair Value of Financial Instruments:

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Cash Equivalents, Receivables, Accounts Payable, Domestic Notes Payable, Foreign Loans and Accrued Liabilities: The carrying amounts approximate fair market value because of the short maturity of these instruments.

Long-Term Debt: The fair market value of the Company's long-term debt is estimated based on market quotations at year end.

The estimated fair market values of the Company's financial instruments are (in thousands of dollars):

	2002	
	Carrying Amount	Fair Value
Cash and cash equivalents	$ 215,945	$ 215,945
Receivables	$ 201,910	$ 201,910
Accounts payable	$ 103,648	$ 103,648
Domestic notes payable	$ 2,625	$ 2,625
Foreign loans	$ 15,270	$ 15,270
Accrued liabilities	$ 131,582	$ 131,582
Long-term debt -		
5.00% Convertible Notes due 2006	$ 140,000	$ 150,865
7.25% Notes due 2007	$ 89,031	$ 88,712
8.875% Notes due 2011	$ 269,991	$ 288,562

	2001	
	Carrying Amount	Fair Value
Cash and cash equivalents	$ 88,743	$ 88,743
Receivables	$ 145,138	$ 145,138
Accounts payable	$ 102,559	$ 102,559
Domestic notes payable	$ 3,300	$ 3,300
Foreign loans	$ 16,291	$ 16,291
Accrued liabilities	$ 115,725	$ 115,725
Long-term debt -		
5.00% Convertible Notes due 2006	$ 140,000	$ 150,066
7.25% Notes due 2007	$ 98,718	$ 96,237
8.875% Notes due 2011	$ 269,416	$ 277,608

(14) Disposition of Business:

At the end of August 1999, the Company contributed its two ductile iron foundries to MTHC in exchange for $23.6 million in cash and $45.0 million aggregate par value convertible preferred stock. The provisions of the preferred stock include a 15% cumulative dividend and conversion rights into a minimum of 31% of MTHC common stock. Pursuant to EITF Abstract No. 86-29, the Company considered this contribution to be a monetary transaction, given the significant amount of cash received and recorded the consideration received at fair value. The preferred stock received was determined to have a fair value of $21.6 million based on provisions of the stock and the prevailing market returns for similar investments, estimated to be 30%, as of the date of the transaction.

MTHC is the primary supplier to the Company for iron castings. There are no other material arrangements between the Company and MTHC.

Based on the above and the fair market value of all consideration received, the transaction resulted in a $16.5 million gain.

(15) Separate Financial Information of Subsidiary Guarantors of Indebtedness

Under the terms of the Company's Domestic Indebtedness (described in Note 6), GPP became a joint and several guarantor of the Domestic Indebtedness. Additionally, if at any time a domestic subsidiary of the Company constitutes a significant domestic subsidiary, then the domestic subsidiary will also become a guarantor of the Domestic Indebtedness. Each guarantee of the Domestic Indebtedness is the obligation of the guarantor and ranks equally and ratably with the existing and future senior unsecured obligations of that guarantor; accordingly, GPP has provided a full and unconditional guarantee of the Domestic Indebtedness. The condensed supplemental consolidating financial information reflects the operations of GPP (in thousands of dollars):

BALANCE SHEET: As of June 30, 2002	Briggs & Stratton Corporation	Guarantor Subsidiary	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Current Assets	$ 527,111	$ 96,534	$ 70,387	$ (24,088)	$ 669,944
Investment in Subsidiary	312,679	-	-	(312,679)	
Noncurrent Assets	494,052	182,665	2,372	-	679,089
	$ 1,333,842	$ 279,199	$ 72,759	$ (336,767)	$ 1,349,033
Current Liabilities	$ 244,497	$ 10,133	$ 30,327	$ (18,934)	$ 266,023
Long-Term Debt	499,022	-	-	-	499,022
Other Long-Term Obligations	135,192	(850)	-	-	134,342
Stockholders' Equity	455,131	269,916	42,432	(317,833)	449,646
	$ 1,333,842	$ 279,199	$ 72,759	$ (336,767)	$ 1,349,033
STATEMENT OF EARNINGS: *For the Fiscal Year Ended June 30, 2002*					
Net Sales	$ 1,334,891	$ 216,006	$ 80,976	$ (102,501)	$ 1,529,372
Cost of Goods Sold	1,102,548	195,533	62,416	(103,158)	1,257,339
Gross Profit	232,343	20,473	18,560	657	272,033
Engineering, Selling, General and Administrative Expenses	123,114	18,420	12,141	-	153,675
Income from Operations	109,229	2,053	6,419	657	118,358
Interest Expense	(43,600)	(50)	(889)	106	(44,433)
Other (Expense) Income, Net	12,553	149	13,609	(19,726)	6,585
Income Before Provision for Income Taxes	78,182	2,152	19,139	(18,963)	80,510
Provision for Income Taxes	25,062	761	1,567	-	27,390
Net Income	$ 53,120	$ 1,391	$ 17,572	$ (18,963)	$ 53,120

STATEMENT OF CASH FLOWS: For the Fiscal Year Ended June 30, 2002	Briggs & Stratton Corporation	Guarantor Subsidiary	Non-Guarantor Subsidiaries	Eliminations	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES:					
Net Income	$ 53,120	$ 1,391	$ 17,572	$ (18,963)	$ 53,120
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities-					
Depreciation and Amortization	62,590	2,812	566	-	65,968
Equity in Earnings of Unconsolidated Affiliates	(23,222)	-	189	16,852	(6,181)
(Gain) Loss on Disposition of Plant and Equipment	3,593	(387)	(14)	-	3,192
Provision for Deferred Income Taxes	12,103	8,183	-	-	20,286
Change in Operating Assets and Liabilities-					
(Increase) Decrease in Receivables	(44,781)	(1,361)	(15,942)	5,312	(56,772)
(Increase) Decrease in Inventories	125,277	(2,352)	(1,549)	(657)	120,719
Increase in Prepaid Expenses and Other Current Assets	(2,763)	(122)	(111)	-	(2,996)
Increase (Decrease) in Accounts Payable, Accrued Liabilities and Income Taxes	32,714	(2,958)	1,617	(5,312)	26,061
(Increase) Decrease in Prepaid Pension	(23,101)	289	-	-	(22,812)
Other, Net	(17)	(751)	-	-	(768)
Net Cash Provided by Operating Activities	$ 195,513	$ 4,744	$ 2,328	$ (2,768)	$ 199,817
CASH FLOWS FROM INVESTING ACTIVITIES:					
Additions to Plant and Equipment	$ (41,048)	$ (1,824)	$ (1,056)	$ -	$ (43,928)
Proceeds Received on Disposition of Plant and Equipment	362	9	35	-	406
Other, Net	5,120	-	-	-	5,120
Net Cash Used by Investing Activities	$ (35,566)	$ (1,815)	$ (1,021)	$ -	$ (38,402)
CASH FLOWS FROM FINANCING ACTIVITIES:					
Net Borrowings (Repayments) on Loans and Notes Payable	$ 3,022	$ (3,697)	$ (1,021)	$ -	$ (1,696)
Borrowings (Repayments) on Long-Term Debt	(10,393)	-	-	-	(10,393)
Cash Dividends Paid	(27,219)	-	(2,768)	2,768	(27,219)
Proceeds from Exercise of Stock Options	1,078	-	-	-	1,078
Net Cash Provided by (Used by) Financing Activities	$ (33,512)	$ (3,697)	$ (3,789)	$ 2,768	$ (38,230)
EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	$ (106)	$ 1,040	$ 3,083	$ -	$ 4,017
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$ 126,329	$ 272	$ 601	$ -	$ 127,202
Cash and Cash Equivalents, Beginning of Year	85,282	683	2,778	-	88,743
Cash and Cash Equivalents, End of Year	$ 211,611	$ 955	$ 3,379	$ -	$ 215,945

The condensed supplemental consolidating financial information reflects the operations of GPP for the 2001 fiscal year (in thousands of dollars):

BALANCE SHEET: As of July 1, 2001	**Briggs & Stratton Corporation**	**Guarantor Subsidiary**	**Non-Guarantor Subsidiaries**	**Eliminations**	**Consolidated**
Current Assets	$ 482,158	$ 98,523	$ 52,182	$ (19,433)	$ 613,430
Investment in Subsidiary	292,543	-	-	(292,543)	-
Noncurrent Assets	491,624	188,535	2,606	-	682,765
	$ 1,266,325	$ 287,058	$ 54,788	$ (311,976)	$ 1,296,195
Current Liabilities	$ 207,336	$ 18,737	$ 29,731	$ (13,622)	$ 242,182
Long-Term Debt	508,134	-	-	-	508,134
Other Long-Term Obligations	122,292	835	-	-	123,127
Stockholders' Equity	428,563	267,486	25,057	(298,354)	422,752
	$ 1,266,325	$ 287,058	$ 54,788	$ (311,976)	$ 1,296,195
STATEMENT OF EARNINGS: For the Fiscal Year Ended July 1, 2001					
Net Sales	$ 1,251,462	$ 29,587	$ 80,701	$ (51,577)	$ 1,310,173
Cost of Goods Sold	1,037,817	25,814	61,159	(51,407)	1,073,383
Gross Profit	213,645	3,773	19,542	(170)	236,790
Engineering, Selling, General and Administrative Expenses	124,146	2,656	10,882	-	137,684
Income from Operations	89,499	1,117	8,660	(170)	99,106
Interest Expense	(28,024)	(23)	(2,642)	24	(30,665)
Other (Expense) Income, Net	8,574	(1,073)	8,841	(12,910)	3,432
Income Before Provision for Income Taxes	70,049	21	14,859	(13,056)	71,873
Provision for Income Taxes	22,036	7	1,817	-	23,860
Net Income	$ 48,013	$ 14	$ 13,042	$ (13,056)	$ 48,013

STATEMENT OF CASH FLOWS: For the Fiscal Year Ended July 1, 2001	Briggs & Stratton Corporation	Guarantor Subsidiary	Non-Guarantor Subsidiaries	Eliminations	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES:					
Net Income	$ 48,013	$ 14	$ 13,042	$ (13,056)	$ 48,013
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities-					
Depreciation and Amortization	57,724	1,349	638	-	59,711
Equity in Earnings of Unconsolidated Affiliates	(5,762)	-	159	562	(5,041)
(Gain) Loss on Disposition of Plant and Equipment	1,499	-	(6)	-	1,493
Provision for Deferred Income Taxes	17,691	282	-	-	17,973
Change in Operating Assets and Liabilities-					
Decrease in Receivables	35,479	1,868	5,375	(8,036)	34,686
(Increase) Decrease in Inventories	(6,325)	(2,811)	1,659	170	(7,307)
(Increase) Decrease in Prepaid Expenses and Other Current Assets	22	89	(161)	-	(50)
Increase (Decrease) in Accounts Payable, Accrued Liabilities and Income Taxes	(47,372)	4,349	(11,753)	8,036	(46,740)
(Increase) Decrease in Prepaid Pension	(28,646)	268	-	-	(28,378)
Other, Net	(6,183)	(209)	-	-	(6,392)
Net Cash Provided by (Used in) Operating Activities	$ 66,140	$ 5,199	$ 8,953	$ (12,324)	$ 67,968
CASH FLOWS FROM INVESTING ACTIVITIES:					
Additions to Plant and Equipment	$ (60,262)	$ (481)	$ (579)	$ -	$ (61,322)
Proceeds Received on Disposition of Plant and Equipment	4,113	-	39	-	4,152
Investments in Subsidiaries, Net of Cash Acquired	(270,632)	456	3,002	-	(267,174)
Other, Net	6,434	-	(138)	-	6,296
Net Cash Provided by (Used by) Investing Activities	$ (320,347)	$ (25)	$ 2,324	$ -	$ (318,048)
CASH FLOWS FROM FINANCING ACTIVITIES:					
Net Borrowings (Repayments) on Loans and Notes Payable	$ (41,175)	$ (4,334)	$ 2,935	$ -	$ (42,574)
Borrowings (Repayments) on Long-Term Debt	399,415	-	-	-	399,415
Cash Dividends Paid	(26,763)	-	(12,324)	12,324	(26,763)
Proceeds from Exercise of Stock Options	(5,843)	-	-	-	(5,843)
Net Cash Provided by (Used by) Financing Activities	$ 325,634	$ (4,334)	$ (9,389)	$ 12,324	$ 324,235
EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	$ -	$ (157)	$ (2,244)	$ -	$ (2,401)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$ 71,427	$ 683	$ (356)	$ -	$ 71,754
Cash and Cash Equivalents, Beginning of Year	13,855	-	3,134	-	16,989
Cash and Cash Equivalents, End of Year	$ 85,282	$ 683	$ 2,778	$ -	$ 88,743

Independent Auditors' Reports

To the Shareholders of
Briggs & Stratton Corporation:

We have audited the accompanying consolidated balance sheet of Briggs & Stratton Corporation (a Wisconsin Corporation) and subsidiaries, as of June 30, 2002, and the related consolidated statement of earnings, shareholders' investment and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of Briggs & Stratton Corporation as of July 1, 2001 and for the years ended July 1, 2001 and July 2, 2000 were audited by other auditors who have ceased operations. Those other auditors expressed an unqualified opinion on those consolidated financial statements in their report dated July 26, 2001.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such 2002 financial statements present fairly, in all material respects, the financial position of Briggs & Stratton Corporation and subsidiaries, as of June 30, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Milwaukee, Wisconsin
August 1, 2002

This report set forth below is a copy of a previously issued audit report by Arthur Andersen LLP. This report has not been reissued by Arthur Andersen LLP in connection with its inclusion is this Form 10-K.

To the Shareholders of
Briggs & Stratton Corporation:

We have audited the accompanying consolidated balance sheets of Briggs & Stratton Corporation (a Wisconsin Corporation) and subsidiaries as of July 1, 2001 and July 2, 2000 and the related consolidated statements of earnings, shareholders' investment and cash flow for each of the three years in the period ended July 1, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Briggs & Stratton Corporation and subsidiaries as of July 1, 2001 and July 2, 2000 and the results of their operations and their cash flows for each of the three years in the period ended July 1, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Milwaukee, Wisconsin
July 26, 2001

Quarterly Financial Data, Dividend and Market Information (Unaudited)

	In Thousands			Per Share of Common Stock			
						Market Price Range on New York Stock Exchange	
Quarter Ended	Net Sales	Gross Profit	Net Income (Loss)	Net Income (Loss)	Dividends Declared	High	Low
Fiscal 2002							
September	$ 219,629 (1)	$ 19,821 (1)	$ (17,424)	$ (.81)	$ .31	$43.85	$29.65
December	333,689 (1)	54,994 (1)	2,379	.11	.31	43.99	29.81
March	516,758	102,495	37,614	1.58	.32	48.39	38.54
June	459,296	94,723	30,551	1.30	.32	46.35	36.71
Total	$ 1,529,372	$ 272,033	$ 53,120	$ 2.36 (2)	$1.26		
Fiscal 2001							
September	$ 180,763 (1)	$ 25,312 (1)	$ (6,304)	$ (.29)	$ .31	$44.56	$32.13
December	367,720 (1)	69,117 (1)	19,928	.92	.31	46.00	30.38
March	430,187	85,899	29,889	1.38	.31	48.38	36.50
June	331,503	56,462	4,500	.21	.31	45.90	35.00
Total	$ 1,310,173	$ 236,790	$ 48,013	$ 2.21 (2)	$ 1.24		

The number of record holders of Briggs & Stratton Corporation Common Stock on August 22, 2002 was 4,669.

The above amounts include the acquisition of GPP since May 15, 2001. Refer to the Notes to Consolidated Financial Statements.

Net Income per share of Common Stock represents Diluted Earnings per Share.

(1) Reflects the adoption of EITF No. 01-09 in the third quarter of fiscal 2002. Refer to the Notes to Consolidated Financial Statements.

(2) Refer to Note 2 to Consolidated Financial Statements, for information about earnings per share. Amounts do not total because of differing numbers of shares outstanding at the end of each quarter.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Briggs & Stratton changed independent accountants in May 2002 from Arthur Andersen LLP to Deloitte & Touche LLP. Information regarding the change in accountants was reported in Briggs & Stratton's Current Report on Form 8-KA dated May 20, 2002.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information in Briggs & Stratton's definitive Proxy Statement, prepared for the 2002 Annual Meeting of Shareholders, under the captions "Election of Directors" and "Security Ownership of Management – Section 16(a) Beneficial Ownership Reporting Compliance", is incorporated herein by reference. The information concerning "Executive Officers of the Registrant", as a separate item, appears in Part I of this Form 10-K.

ITEM 11. EXECUTIVE COMPENSATION

The information in Briggs & Stratton's definitive Proxy Statement, prepared for the 2002 Annual Meeting of Shareholders, concerning this item, in the subsection titled "Director Compensation" under the caption "Election of Directors" and the "Executive Compensation" section, is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information in Briggs & Stratton's definitive Proxy Statement, prepared for the 2002 Annual Meeting of Shareholders, concerning this item, under the captions "Security Ownership of Certain Beneficial Owners" and "Security Ownership of Management", is incorporated herein by reference.

Equity Compensation Plan Information

In addition to the information that is incorporated in this item by reference to the Proxy Statement, the following chart gives aggregate information under all equity compensation plans of Briggs & Stratton through June 30, 2002.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in 1st column)
Equity compensation plans approved by security holders (1)	1,900,640	$55.07	1,897,728
Equity compensation plans not approved by security holders	–	N/A	–
Total	1,900,640	$55.07	1,897,728

(1) Represents options and restricted stock granted under Briggs & Stratton's Stock Incentive Plan.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Briggs & Stratton has no relationships or related transactions to report pursuant to Item 13.

ITEM 14. CONTROLS AND PROCEDURES

There were no significant changes in Briggs & Stratton's internal controls or in other factors that could significantly affect these controls subsequent to the time when those controls were last evaluated by management, including any corrective actions with respect to significant deficiencies and material weaknesses.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a) 1. Financial Statements

The following financial statements are included under the caption "Financial Statements and Supplementary Data" in Part II, Item 8 and are incorporated herein by reference:

Consolidated Balance Sheets, June 30, 2002 and July 1, 2001

For the Years Ended June 30, 2002, July 1, 2001 and July 2, 2000:
Consolidated Statements of Earnings
Consolidated Statements of Shareholders' Investment
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements

Independent Auditors' Reports

2. Financial Statement Schedules

Schedule II – Valuation and Qualifying Accounts
Independent Auditors' Report
Report of Independent Public Accountants

All other financial statement schedules provided for in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions.

3. Exhibits

Refer to the Exhibit Index following the Certification Page, incorporated herein by reference. Each management contract or compensatory plan or arrangement required to be filed as an exhibit to this report is identified in the Exhibit Index by an asterisk following the Exhibit Number.

(b) Reports on Form 8-K

On May 23, 2002 and May 30, 2002, Briggs & Stratton filed a report on Form 8-K and 8-KA respectively, dated May 20, 2002 to report a change in its independent public accounting firm.

BRIGGS & STRATTON CORPORATION AND SUBSIDIARIES
SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

FOR FISCAL YEARS ENDED JUNE 30, 2002, JULY 1, 2001 AND JULY 2, 2000

Reserve for Doubtful Accounts Receivable	Balance Beginning of Year	Additions Charged to Earnings	Charges to Reserve, Net	Other	Balance End of Year
2002	$ 1,599,000	(1,222,000)	1,326,000	-	$ 1,703,000
2001	$ 1,544,000	3,631,000	(3,667,000)	91,000*	$ 1,599,000
2000	$ 1,516,000	52,000	(24,000)	-	$ 1,544,000

*Consists of additions to the reserve related to the acquisition of GPP.

INDEPENDENT AUDITORS' REPORT

To the Shareholders of Briggs & Stratton Corporation:

We have audited the consolidated financial statements of Briggs & Stratton Corporation and subsidiaries as of June 30, 2002, and for the year then ended and have issued our report thereon dated August 1, 2002; such report is included elsewhere in this Form 10-K. Our audit also included the consolidated financial statement schedule of Briggs & Stratton Corporation for the year ended June 30, 2002, listed in Item 15. This consolidated financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audit. In our opinion, such consolidated financial statement schedule, when considered in relation to the basic 2002 consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Deloitte & Touche LLP
Milwaukee, Wisconsin
August 1, 2002

This report set forth below is a copy of a previously issued audit report by Arthur Andersen LLP. This report has not been reissued by Arthur Andersen LLP in connection with its inclusion is this Form 10-K.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of Briggs & Stratton Corporation:

We have audited, in accordance with auditing standards generally accepted in the United States, the consolidated financial statements included in the Briggs & Stratton Corporation annual report to shareholders on Form 10-K, and have issued our report thereon dated July 26, 2001. Our audit was made for the purpose of forming an opinion on those statements taken as a whole. The schedule listed in the index in item 14(a)(2) is the responsibility of the Corporation's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. The schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP
Milwaukee, Wisconsin
July 26, 2001

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRIGGS & STRATTON CORPORATION

By /s/ James E. Brenn

James E. Brenn
Senior Vice President and
Chief Financial Officer

September 17, 2002

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.*

/s/ John S. Shiely

John S. Shiely
President and Chief Executive Officer and Director (Principal Executive Officer)

/s/ James E. Brenn

James E. Brenn
Senior Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

/s/ F. P. Stratton, Jr.

F. P. Stratton, Jr.
Chairman and Director

/s/ Jay H. Baker

Jay H. Baker
Director

/s/ Michael E. Batten

Michael E. Batten
Director

/s/ David L. Burner

David L. Burner
Director

/s/ E. Margie Filter

E. Margie Filter
Director

/s/ Peter A. Georgescu

Peter A. Georgescu
Director

/s/ Robert J. O'Toole

Robert J. O'Toole
Director

/s/ Charles I. Story

Charles I. Story
Director

*Each signature affixed as of September 17, 2002.

CERTIFICATIONS

Certification of Principal Executive Officer

I, John S. Shiely, certify that:

(1) I have reviewed this Annual Report on Form 10-K of Briggs & Stratton Corporation;

(2) Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

(3) Based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Annual Report.

Date: September 17, 2002

/s/ John S. Shiely

John S. Shiely, President and Chief Executive Officer – Principal Executive Officer

Certification of Principal Financial Officer

I, James E. Brenn, certify that:

(1) I have reviewed this Annual Report on Form 10-K of Briggs & Stratton Corporation;

(2) Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

(3) Based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Annual Report.

Date: September 17, 2002

/s/ James E. Brenn

James E. Brenn, Senior Vice President and Chief Financial Officer – Principal Financial Officer

EXHIBIT INDEX
2002 ANNUAL REPORT ON FORM 10-K

Exhibit Number	Document Description
2	Agreement and Plan of Merger, dated as of March 21, 2001, by and among Briggs & Stratton Corporation, GPP Merger Corporation, Generac Portable Products, Inc. and The Beacon Group III – Focus Value Fund, L.P. (Filed as Exhibit 2 to the Company's Report on Form 8-K dated March 21, 2001 and incorporated by reference herein.)
3.1	Articles of Incorporation. (Filed as Exhibit 3.2 to the Company's Report on Form 10-Q for the quarter ended October 2, 1994 and incorporated by reference herein.)
3.2	Bylaws, as amended and restated June 14, 2001. (Filed as Exhibit 99 to the Company's Report on Form 8-K dated June 14, 2001 and incorporated by reference herein.)
4.0	Rights Agreement dated as of August 7, 1996, between Briggs & Stratton Corporation and Firstar Trust Company which includes the form of Right Certificate as Exhibit A and the Summary of Rights to Purchase Common Shares as Exhibit B. (Filed as Exhibit 4.1 to the Company's Registration Statement on Form 8-A, dated as of August 7, 1996 and incorporated by reference herein.)
4.1	Indenture dated as of June 4, 1997 between Briggs & Stratton Corporation and Bank One, N.A., as Trustee. (Filed as Exhibit 4.1 to the Company's Report on Form 8-K dated May 30, 1997 and incorporated by reference herein.)
4.2	Form of 7-1/4% Note due September 15, 2007 of Briggs & Stratton Corporation issued pursuant to the Indenture dated as of June 4, 1997 between Briggs & Stratton Corporation and Bank One, N.A., as Trustee. (Filed as Exhibit 4.2 to the Company's Report on Form 8-K dated May 30, 1997 and incorporated by reference herein.)
4.3	Resolutions of the Board of Directors of Briggs & Stratton Corporation authorizing the public offering of debt securities of Briggs & Stratton Corporation in an aggregate principal amount of up to $175,000,000. (Filed as Exhibit 4.3 to the Company's Report on Form 8-K dated May 30, 1997 and incorporated by reference herein.)
4.4	Actions of the Authorized Officers of Briggs & Stratton Corporation authorizing the issuance of $100,000,000 aggregate principal amount of 7-1/4% Notes due September 15, 2007. (Filed as Exhibit 4.4 to the Company's Report on Form 8-K dated May 30, 1997 and incorporated by reference herein.)
4.5	Officers' Certificate and Company Order of Briggs & Stratton Corporation executed in conjunction with the issuance of $100,000,000 aggregate principal amount of 7-1/4% Notes due September 15, 2007. (Filed as Exhibit 4.5 to the Company's Report on Form 8-K dated May 30, 1997 and incorporated by reference herein.)
4.6	Indenture dated as of May 14, 2001 between Briggs & Stratton Corporation, the Guarantors listed on Schedule I thereto and Bank One, N.A., as Trustee, providing for 5.00% Convertible Senior Notes due May 15, 2006 (including form of Note, form of Notation of Guarantee and other exhibits). (Filed as Exhibit 4.6 to the Company's Registration Statement on Form S-3 filed on July 3, 2001, Registration No. 333-64490 and incorporated herein by reference.)

Exhibit Number	Document Description
4.7	Form of Supplemental Indenture dated as of May 15, 2001 between Subsequent Guarantors (Generac Portable Products, Inc., GPPD, Inc., GPPW, Inc. and Generac Portable Products, LLC), Briggs & Stratton Corporation, and Bank One, N.A., as Trustee. (Filed as Exhibit 4.7 to the Company's Registration Statement on Form S-3 filed on July 3, 2001, Registration No. 333-64490 and incorporated herein by reference.)
4.8	Registration Rights Agreement dated as of May 8, 2001 between Briggs & Stratton Corporation and Goldman, Sachs & Co. and Banc of America Securities LLC, as Representatives of the Several Purchasers, providing for the registration of the 5.00% Convertible Senior Notes due May 15, 2006. (Filed as Exhibit 4.8 to the Company's Registration Statement on Form S-3 filed on July 3, 2001, Registration No. 333-64490 and incorporated herein by reference.)
4.9	Indenture dated as of May 14, 2001 between Briggs & Stratton Corporation, the Guarantors listed on Schedule I thereto and Bank One, N.A., as Trustee, providing for 8.875% Senior Notes due March 15, 2011 (including form of Note, form of Notation of Guarantee and other exhibits). (Filed as Exhibit 4.9 to the Company's Registration Statement on Form S-3 filed on July 3, 2001, Registration No. 333-64490 and incorporated herein by reference.)
4.10	Form of Supplemental Indenture dated as of May 15, 2001 between Subsequent Guarantors (Generac Portable Products, Inc., GPPD, Inc., GPPW, Inc. and Generac Portable Products, LLC), Briggs & Stratton Corporation, and Bank One, N.A., as Trustee. (Filed as Exhibit 4.10 to the Company's Registration Statement on Form S-3 filed on July 3, 2001, Registration No. 333-64490 and incorporated herein by reference.)
4.11	Exchange and Registration Rights Agreement dated as of May 9, 2001 between Briggs & Stratton Corporation and Goldman, Sachs & Co. and Banc of America Securities LLC, as Representatives of the Several Purchasers, providing for the registration or exchange of the 8.875% Senior Notes due March 15, 2011. (Filed as Exhibit 4.11 to the Company's Registration Statement on Form S-3 filed on July 3, 2001, Registration No. 333-64490 and incorporated herein by reference.)
4.12	First Supplemental Indenture dated as of May 14, 2001 between Briggs & Stratton Corporation and Bank One, N.A., as Trustee under the Indenture dated as of June 4, 1997. (Filed as Exhibit 4.12 to the Company's Registration Statement on Form S-3 filed on July 3, 2001, Registration No. 333-64490 and incorporated herein by reference.)
4.13	Form of Indenture Supplement to Add a Subsidiary Guarantor dated as of May 15, 2001 among each Subsidiary Guarantor (Generac Portable Products, Inc., GPPD, Inc., GPPW, Inc. and Generac Portable Products, LLC), Briggs & Stratton Corporation, and Bank One, N.A., as Trustee. (Filed as Exhibit 4.13 to the Company's Registration Statement on Form S-3 filed on July 3, 2001, Registration No. 333-64490 and incorporated herein by reference.)
4.14	Multicurrency Credit Agreement dated as of September 28, 2001, by and among Briggs & Stratton Corporation, Bank of America, N.A., as Administrative Agent, and the other financial institutions party thereto (the "Credit Agreement"). (Filed as Exhibit 4.1 (a) to the Company's Report on Form 10-Q for the quarter ended December 30, 2001 and incorporated by reference herein.)

Exhibit Number	Document Description
4.15	First Amendment to the Credit Agreement, dated as of November 15, 2001. (Filed as Exhibit 4.1 (b) to the Company's Report on Form 10-Q for the quarter ended December 30, 2001 and incorporated by reference herein.)
10.0*	Form of Officer Employment Agreement. (Filed as Exhibit 10.0 to the Company's Report on Form 10-Q for the quarter ended March 29, 1998 and incorporated by reference herein.)
10.1*	Amended and Restated Supplemental Executive Retirement Plan. (Filed as Exhibit 10.1 to the Company's Report on Form 10-Q for the quarter ended March 31, 2002 and incorporated by reference herein.)
10.2*	Amended and Restated Economic Value Added Incentive Compensation Plan. (Filed as Exhibit 10.2 to the Company's Report on Form 10-Q for the quarter ended March 31, 2002 and incorporated by reference herein.)
10.3*	Form of Change of Control Employment Agreements. (Filed as Exhibit 10.4 to the Company's Annual Report on Form 10-K for fiscal year ended June 27, 1993 and incorporated by reference herein.)
10.4 (a)*	Trust Agreement with an independent trustee to provide payments under various compensation agreements with company employees upon the occurrence of a change in control. (Filed as Exhibit 10.5 (a) to the Company's Annual Report on Form 10-K for fiscal year ended July 2, 1995 and incorporated by reference herein.)
10.4 (b)*	Amendment to Trust Agreement with an independent trustee to provide payments under various compensation agreements with company employees. (Filed as Exhibit 10.5 (b) to the Company's Annual Report on Form 10-K for fiscal year ended July 2, 1995 and incorporated by reference herein.)
10.5 (a)*	1999 Amended and Restated Stock Incentive Plan. (Filed as Exhibit A to the Company's 1999 Annual Meeting Proxy Statement and incorporated by reference herein.)
10.5 (b)*	Amendment to Amended and Restated Stock Incentive Plan. (Filed as Exhibit 10.0 (b) to the Company's Report on Form 10-Q for the quarter ended September 26, 1999 and incorporated by reference herein.)
10.6*	Amended and Restated Leveraged Stock Option Program. (Filed as Exhibit 10.4 to the Company's Report on Form 10-Q for the quarter ended March 31, 2002 and incorporated by reference herein.)
10.7*	Amended and Restated Deferred Compensation Agreement for Fiscal 1995. (Filed as Exhibit 10.9 to the Company's Annual Report on Form 10-K for fiscal year ended July 2, 1995 and incorporated by reference herein.)
10.8*	Deferred Compensation Agreement for Fiscal 1998. (Filed as Exhibit 10.11 to the Company's Annual Report on Form 10-K for fiscal year ended June 29, 1997 and incorporated by reference herein.)
10.9*	Deferred Compensation Agreement for Fiscal 1999. (Filed as Exhibit 10.11 to the Company's Annual Report on Form 10-K for fiscal year ended June 28, 1998 and incorporated by reference herein.)
10.10*	Deferred Compensation Agreement for Fiscal 2000. (Filed as Exhibit 10.12 to the Company's Annual Report on Form 10-K for fiscal year ended June 27, 1999 and incorporated by reference herein.)
10.11*	Amended and Restated Deferred Compensation Plan for Directors. (Filed as Exhibit 10.00 to the Company's Report on Form 10-Q for the quarter ended December 26, 1999 and incorporated by reference herein.)
10.12*	Amended and Restated Director's Leveraged Stock Option Plan. (Filed as Exhibit 10.3 to the Company's Report on Form 10-Q for the quarter ended March 31, 2002 and incorporated by reference herein.)

Exhibit Number	Document Description
10.13*	Agreement with Executive Officer. (Filed as Exhibit 10.2 to the Company's Report on Form 10-Q for the quarter ended December 27, 1998 and incorporated by reference herein.)
10.14*	Executive Life Insurance Plan. (Filed as Exhibit 10.17 to the Company's Annual Report on Form 10-K for fiscal year ended June 27, 1999 and incorporated by reference herein.)
10.15 (a)*	Key Employees Savings and Investment Plan. (Filed as Exhibit 10.18 to the Company's Annual Report on Form 10-K for fiscal year ended June 27, 1999 and incorporated by reference herein.)
10.15 (b)*	Amendment to Key Employees Savings and Investment Plan. (Filed as Exhibit 10.1 to the Company's Report on Form 10-Q for the quarter ended December 31, 2000 and incorporated by reference herein.)
10.16*	Consultant Reimbursement Arrangement. (Filed as Exhibit 10.19 to the Company's Annual Report on Form 10-K for fiscal year ended June 27, 1999 and incorporated by reference herein.)
10.17*	Notice of Election for Fixed Price Cash Pay-Out Under Deferred Compensation Agreement by Frederick P. Stratton, Jr. dated January 3, 2002, and Approval of Compensation Committee dated January 15, 2002. (Filed as Exhibit 10 to the Company's Report on Form 10-Q for the quarter ended March 31, 2002 and incorporated by reference herein.)
10.18*	Briggs & Stratton Product Program. (Filed herewith.)
12	Computation of Ratio of Earnings to Fixed Charges. (Filed herewith.)
21	Subsidiaries of the Registrant. (Filed herewith.)
23	Independent Auditors' Consent. (Filed herewith.)
99.1	Certification of Principal Executive Officer Pursuant to Section 906 of Sarbanes-Oxley Act of 2002. (Filed herewith.)
99.2	Certification of Principal Financial Officer Pursuant to Section 906 of Sarbanes-Oxley Act of 2002. (Filed herewith.)

* Management contracts and executive compensation plans and arrangements required to be filed as exhibits pursuant to Item 14 (c) of Form 10-K.

Directors

JAY H. BAKER (1)(2)	Retired President, Kohl's Corporation, an operator of family oriented, specialty department stores
MICHAEL E. BATTEN (2)(4)	Chairman and Chief Executive Officer, Twin Disc, Incorporated, manufacturer of power transmission equipment
DAVID L. BURNER (2)(4)	Chairman and Chief Executive Officer, Goodrich Corporation, an aircraft systems and services company
EUNICE M. FILTER (1)(4)	Retired Vice President, Treasurer and Secretary of Xerox Corporation, a manufacturer of office equipment
PETER A. GEORGESCU (1)(3)	Chairman Emeritus of Young & Rubicam Inc., an international communications firm
ROBERT J. O'TOOLE (2)(4)	Chairman of the Board, President and Chief Executive Officer, A.O. Smith Corporation, a diversified manufacturer whose major products include electric motors and water heaters
JOHN S. SHIELY (3)	President and Chief Executive Officer of the Corporation
CHARLES I. STORY (1)(3)	President and Chief Executive Officer, INROADS, Inc., an international non-profit training and development organization which prepares talented minorities for careers in business and engineering
FREDERICK P. STRATTON, JR. (3)	Chairman of the Board

Committees: (1) Nominating and Governance; (2) Compensation; (3) Executive; (4) Audit.

Elected Officers

FREDERICK P. STRATTON, JR.	Chairman of the Board
JOHN S. SHIELY	President and Chief Executive Officer
MICHAEL D. HAMILTON	Executive Vice President and President – Briggs & Stratton Asia
JAMES E. BRENN	Senior Vice President and Chief Financial Officer
PAUL M. NEYLON	Senior Vice President – Engine Products Division
DORRANCE J. NOONAN, JR.	Senior Vice President and President – Briggs & Stratton Home Power Products
STEPHEN H. RUGG	Senior Vice President – Sales and Service
THOMAS R. SAVAGE	Senior Vice President – Administration
MARK R. HAZELTINE	Vice President and Sales Manager – Consumer Products
ROBERT F. HEATH	Secretary
CURTIS E. LARSON, JR.	Vice President – Distribution Sales & Customer Support
WILLIAM H. REITMAN	Vice President – Marketing
MICHAEL D. SCHOEN	Vice President – International
VINCENT R. SHIELY	Vice President and General Manager – Engine Products
TODD J. TESKE	Vice President – Corporate Development
CARITA R. TWINEM	Treasurer
JOSEPH C. WRIGHT	Vice President and General Manager – Small Engine Division

Appointed Vice Presidents

LARRY D. BARTLING	Vice President and General Manager – Milwaukee Operations
EDWARD D. BEDNAR	Vice President and General Manager – International Business Development
FLOYD L. BRETZMAN	Vice President – Partner Accounts/Utility Engines
PHILIP J. CAPPITELLI	Vice President and General Manager – Chore Power and Vanguard Divisions
DAVID G. DEBAETS	Vice President and General Manager – Large Engine Division
JAMES H. DENEFFE	Senior Vice President – Business Development (Generac Portable Products, LLC)
JOHN R. GUY III	Vice President and General Manager – Service
ROBERT F. HEATH	Vice President and General Counsel
STEVEN G. HOCH	Vice President and General Manager – Consumer Ride Engine
HAYES A. HOLLIBAUGH	Vice President – Sales (Generac Portable Products, LLC)
PETER HOTZ	Vice President – Engineering
DOUGLAS D. JINGST	Vice President and General Manager – International Operations
MARVIN B. KLOWAK	Vice President – Research and Development and Quality
RICHARD L. KOLBE	Vice President – Information Technology
TIMOTHY J. LEMONT	Vice President and General Manager, Business Units (Generac Portable Products, LLC)
JEFFREY G. MAHLOCH	Vice President – Human Resources
DAVID T. MAUER	Vice President – Operations (Generac Portable Products, LLC)
RONALD P. MCGREGOR	Vice President – Purchasing
ANN L. ROCHE	Vice President and General Manager – Micro Engine Business Unit
ROBERT M. SAEGER	Vice President – Dealer Development (Generac Portable Products, LLC)
WESLEY C. SODEMANN	Vice President – Global Research and Development (Generac Portable Products, LLC)
MARGARET E. STRATTON	Vice President and General Manager – Consumer Walk Engine
GEORGE R. THOMPSON III	Vice President – Corporate Communications & Community Relations
MICHAEL J. WINNEMULLER	Vice President – Technical Services
RICHARD R. ZECKMEISTER	Vice President – North American Consumer Marketing and Planning

Shareholder Information

SHAREHOLDER COMMUNICATIONS

Information is provided to shareholders on a regular basis to keep them informed of Briggs & Stratton's activities and financial status. This information is available to any person interested in Briggs & Stratton. Address requests to Shareholder Relations at the Mailing Address listed for the Corporate Offices.

A Shareholder Relations Hotline provides a no cost opportunity for shareholders to contact Briggs & Stratton. The Hotline number is 1-800-365-2759.

Briggs & Stratton has an ongoing commitment to provide investors with real time access to financial disclosures, latest corporate and financial news, and other shareholder information. Visit Briggs & Stratton's home page on the World Wide Web at www.briggsandstratton.com. Information includes: corporate press releases, web casts of conference calls, dividend information, stock prices, filings with the Securities and Exchange Commission, including Form 10-K Reports, Form 10-Q Reports, Proxy Statements, and additional financial information.

INVESTOR, BROKER, SECURITY ANALYST CONTACT

Stockbrokers, financial analysts and others desiring technical/financial information about Briggs & Stratton should contact James E. Brenn, Senior Vice President and Chief Financial Officer, at 414-259-5333.

DIVIDEND REINVESTMENT PLAN

The Dividend Reinvestment Plan is a convenient way for shareholders of record to increase their investment in Briggs & Stratton. It enables shareholders to apply quarterly dividends and any cash deposits toward the purchase of additional shares of Briggs & Stratton stock. There is no brokerage fee or administrative charge for this service. For a brochure describing the plan, please call the Shareholder Relations Hotline.

PUBLIC INFORMATION

Persons desiring general information about Briggs & Stratton should contact George R. Thompson, Vice President – Corporate Communications & Community Relations, at 414-259-5312.

General Information

EXCHANGE LISTING

Briggs & Stratton Corporation common stock is listed on the New York Stock Exchange (symbol BGG).

TRANSFER AGENT, REGISTRAR AND DIVIDEND DISBURSER

U.S. Bank, N.A.
Corporate Trust Services
Post Office Box 2077
Milwaukee, Wisconsin 53201

Inquiries concerning transfer requirements, lost certificates, dividend payments, change of address and account status should be directed to U.S. Bank, N.A., at 1-800-637-7549.

AUDITORS

Deloitte & Touche LLP
411 East Wisconsin Avenue, Suite 2300
Milwaukee, Wisconsin 53202

CORPORATE OFFICES

12301 West Wirth Street
Wauwatosa, Wisconsin 53222
Telephone 414-259-5333

MAILING ADDRESS

Briggs & Stratton Corporation
Post Office Box 702
Milwaukee, Wisconsin 53201

Briggs & Stratton Corporation

LETTER TO SHAREHOLDERS

NOTICE OF 2002 ANNUAL MEETING OF SHAREHOLDERS

PROXY STATEMENT

2002 ANNUAL REPORT TO SHAREHOLDERS ON FORM 10-K

Mission Statement

Providing POWER for all People

BRIGGS & STRATTON®

We will create superior value by developing mutually beneficial relationships with our customers, suppliers, employees and communities. We will enhance our brand equity and leadership position by developing, manufacturing at low cost, marketing and servicing high value power for a broad range of power products. In pursuing this mission, we will provide power for people worldwide to develop their economies and improve the quality of their lives and, in so doing, add value to our shareholders' investment.

Briggs & Stratton Corporation

The world's largest producer of air cooled gasoline engines.

Financial Highlights (dollars in thousands, except per share data)

For The Fiscal Years Ended June 30, 2002, July 1, 2001 and July 2, 2000

	2002	2001	2000
Net Sales (1)	**$ 1,529,372**	$ 1,310,173	$ 1,591,236
Income Before Provision for Income Taxes	**80,510**	71,873	216,623
Net Income (2)	**53,120**	48,013	136,473
Basic Earnings Per Share	**2.46**	2.22	5.99
Diluted Earnings Per Share	**2.36**	2.21	5.97
Provision for Depreciation	**61,091**	56,117	51,097
Expenditures for Plant and Equipment	**43,928**	61,322	71,441
Cash Dividends Paid	**27,219**	26,763	27,300
Per Share	**1.26**	1.24	1.20
Shareholders' Investment	**449,646**	422,752	409,465
Per Share	**$ 20.78**	$ 19.57	$ 18.83
Return on Average Shareholders' Investment	**12.2%**	11.5%	35.2%
Economic Return on Capital	**8.0%**	9.7%	17.6%
Weighted Average Number of Shares of Common Stock Outstanding (in 000's)	**21,615**	21,598	22,788

(1) Reflects the adoption of Emerging Issues Task Force (EITF) No. 00-10 and No. 01-09 for all fiscal years presented. Refer to the Notes to Consolidated Financial Statements.

(2) Fiscal 2000 includes a $10.4 million gain on the disposition of foundry assets. Refer to the Notes to Consolidated Financial Statements.

August 28, 2002

Dear Shareholder:

Fiscal 2002 was a year of mixed results. Overall, net income for the full fiscal year improved 10% over fiscal 2001 to $53 million. Coming into the fiscal year with excessive engine inventory, we cut back engine production early in the year and absorbed a greater than normal first quarter loss. By year-end, however, engine profitability returned sharply, and we left the year with less than half the units we had in inventory at the beginning of the year. Although we are pleased with the long-term promise and strategic fit of our power products business (Generac), its financial performance was well below expectations. While the performance of our pressure washer business was about on plan, the performance of generator sets, which we call gensets, was disappointing.

Engine Business

Income from operations of our engine business for this fiscal year was $117 million, or 18% greater than last fiscal year. The improvement was attributable to several factors. Engine unit sales volume increased 8% and we achieved a very modest price increase. However, a product mix tending toward lower-margin engines reduced a portion of the revenue improvement. Our cost reduction and efficiency initiatives in our plants began paying off, as we achieved significantly lower production costs.

We have very solid plans for improved performance in our engine business for fiscal 2003. We anticipate revenue improvement in the engine business due to a modest price increase. We are also projecting margin improvements on two fronts: first, we believe we will have greater capacity utilization, in that engine production levels are planned to increase 8% to 10%, as we enter the year with reduced inventory levels; second, we will continue our productivity and expense control initiatives, including the consolidation of engine models in comparable horsepower ranges.

We go into fiscal 2003 with the wind at our backs. Once again we have proven our superior ability to manage the concentrated demand cycle in our industry, while at the same time getting our working capital position under control. Delivery is job #1 in serving the needs of the major mass retailers, and we have sustained our position as the leading supplier to the industry by meeting the high expectations of our customers. Recent investments in additional capacity close to our major markets are paying off handsomely. With the excess inventory issue behind us, and with projections for reasonable demand in the outdoor power products business, we expect to see significant improvement in the financial performance of our engine business for fiscal 2003.

Power Products Business

Our power products business (gensets and pressure washers) earned $2 million of income from operations in fiscal 2002. While this represents a substantial improvement from the $7 million loss from operations in fiscal 2001, it is nonetheless an unacceptable financial performance for the business.

We experienced a double-digit increase in net sales, with the increase in pressure washer sales attributable to market growth, and the increase in genset sales attributable to market share gains. However, the *shortcoming in operating income is largely attributable to the genset business. In a business driven* significantly by power-interrupting events such as hurricanes and ice storms, there were no major events. The bottom line is that the generator business has not yet recovered to the point that its economic performance meets our expectations.

That said, we are not content to wait for that recovery. We have aggressive plans to drive it. Earlier this summer, we had a very successful cooperative merchandising initiative with the leading retailer of portable generators, which benefited not only our business, but that of another genset producer which is a very important and committed engine customer. We are planning similar programs for fiscal 2003, the purpose of which is to drive demand in anticipation of, or despite the absence of, significant weather events. We also have very aggressive plans on the cost side, including significant productivity improvements, product redesigns to substantially reduce the cost of genset components, and a program to reduce raw materials and work-in-progress inventories.

While the acquisition of the power products business has fallen far short of expectations in terms of short-term financial performance, it has proven that we can achieve some very important strategic goals by leveraging our core manufacturing strengths and brand name into other markets. We have significantly increased our share in the power products category. We have also dramatically increased our engine market share in the category by proving that we can be a reliable and supportive supplier of engines to those genset producers that choose to work with us.

Building Blocks for Future Success: Our Brand, Operating Model, Value Proposition, Economic Discipline and Superior Customer Support

Our future success depends on our ability to cultivate high value relationships with outdoor power products producers and retailers that will make them more profitable in the category. The outdoor power products category is one that has traditionally been under-developed and under-merchandised. We believe we are uniquely positioned to improve that environment to the benefit of our customers, and in fact have achieved some notable successes along those lines. We do not have a competitor that can deliver to their customers what we can, and we believe this strategy is right in line with what major retail customers are demanding from their product suppliers. Our competitive advantage has been built over the years on the following fronts:

The Briggs & Stratton Brand

The death knell for any company is to have its product reduced to commodity status. On the other hand, the hallmark of perennially strong firms is the development and maintenance of a strong brand. At Briggs & Stratton we are blessed with a very powerful brand, built over decades, engine-by-engine, delivering products of consistent quality and supporting our customers. Our research and market experience shows that not only do we have the most powerful brand in engines for power products by a huge factor, but also our brand strength extends to the power products on which our engines are used. Accordingly, we can offer our customers the opportunity to enhance their own brands by working with us to exploit our brand. In recent years, we have developed a number of very successful branding initiatives with our customers, with clear market and financial benefits for those customers.

Cost Leadership Operating Model

We are the broad-scope cost leader in our industry, a distinction achieved by development of highly efficient, high volume focused factories supported by a powerful culture of cost reduction and elimination of waste. It is a common misconception that our industry is a cyclical one. In fact, we have experienced only a handful of down years in the last quarter century. Grass grows every year (absent drought), needs to be cut, and the average life of the end products using our engines is seven years, driven to some extent by product innovation, but largely by demand for replacement models.

However, our industry **is** acutely seasonal, with about two-thirds of all power products delivered to retailers in the months of March through June. Our operating model has been tailored to meet our customers' seasonal demands to an extent none of our competitors can match. Flexibility, alternative work forces and geographical proximity all contribute to our competitive advantage. We have proven that we can transport our cost leadership model geographically through the success of our Japanese and Chinese joint venture facilities. And we will continue to extend the model wherever it contributes to the value proposition for our customers. But we will carefully match product, facilities and markets so as not to compromise our customers' interests.

Customer Support

Our service and distribution network is the finest in the industry. Probably the biggest impediment to superior financial performance of the outdoor power products category at retail is the issue of product returns and service support. We are aggressively pursuing efforts to exploit our superior service network to solve this problem with our customers, including in-store product setup and service support.

Value Proposition

Our products are not the cheapest in the category, nor are they the most expensive. We sell value, and we deliver a superior mix of price, features, brand, horsepower, quality, delivery and customer support. We are well known for our ability to deliver reasonably priced but high value enhancements to basic engine designs. Recent high value product innovations to existing products include the "Touch-N-Mow®" engine self-starter and the "PowerLink™" integrated engine/generator which delivers 1500 watts of AC power on a lawn tractor for electric power tools and stand-by power for your home. Our cost position and engine expertise also enable us to tap into new distribution channels at a very low investment. For example, in fiscal 2003, we will introduce a 5 horsepower outboard motor designed to sell for approximately half the price of a conventional outboard. Finally, where appropriate, we will continue to seek investment opportunities that will enable us to leverage our competitive advantages in the outdoor power markets.

Economic Discipline

Our company has a remarkable track record of profitability. Since our listing on the New York Stock Exchange in 1929, we have reported a loss in only one year, and that was largely attributable to severe drought conditions. And in these days of corporate earnings credibility issues, we can proudly say our earnings are quality earnings. Our record for delivering strong cash flow and return on capital the last decade is the result of our relentless commitment to the EVA® (Economic Value Added) discipline. The EVA regimen requires cash adjusting earnings, eliminating distortions that can obscure a clear picture of whether value is being created. This discipline drives all our planning and decision-making, and underpins our incentive compensation programs. Our commitment to EVA supports growth with capital discipline and ensures the highest quality of reported financials that align with shareholder value, providing a quality investment in a difficult market.

Our Strategy – Where Are We Going?

We are often asked the question, "Why did you choose to get into the less profitable OEM power products business?" The answer to this question requires a little perspective, both offensive and defensive.

There have been two major developments in our industry that have convinced us that we need to take a new strategic posture, and that is the threat of competition from integrated (engine and power equipment) producers from low cost environments (primarily China), and the entry into the value (mass) market of several well known branded producers. We are convinced that any successful strategy in the future will require us to fully leverage our competitive position with the retailer and the consumer. So there is a strong incentive for us to work more closely with the large retailers that sell our products and our traditional OEM customer base in order to compete effectively.

At the same time, we recognize a unique opportunity for value creation in the current environment, precisely because the OEM power products business is "less profitable".

As previously mentioned, we have a very strong engine brand that our research shows extends to the power products on which our engines are used. We believe that by working with our traditional power products customers to exploit our brand by pushing it forward to ultimate consumers, we can help lift the category from the near-commodity status, which has impaired industry profitability. In other words, we believe we have a unique opportunity to create value not only for our customers, but our other corporate stakeholders, including our shareholders. We call this cooperative effort with our customers the "power play".

Returning to the Generac acquisition, it should be apparent that the acquisition will have broader term financial benefits, as it is one element of much broader strategy. The genset/pressure washer category was one of immediate concern to us in 2001, as the two major players were suffering from post-Y2K syndrome, and were owned respectively by a bankrupt company and an unsuccessful leverage buyout by an investment fund that was being liquidated. We believed a direct intervention was necessary. Generac became available at a price that represented a significant discount from the value indicated in a previously planned initial public offering (and was justified by projected discounted cash flows), so we acquired it. Our goal was to both protect an important portion of our business and to pursue what we still believe is an excellent opportunity for value creation by leveraging our brand and otherwise applying the aforementioned competitive advantages to the Generac business, as well as the industry in general.

The current performance of Generac is not indicative of the long-term financial and strategic value of the business to Briggs & Stratton. This is a distance race and not a sprint. We are still very optimistic about value creation opportunities in the category; we are very well positioned strategically to capitalize on an industry recovery, and this initiative will represent an important element of our "power play" strategy in the long term.

Briggs & Stratton faced a head-on threat from Japanese power products producers in the 1980s and 1990s, and we not only retained our leadership position in the industry, but also successfully implemented a well-architected strategy to produce superior returns and cash flow for our shareholders. To all of our stakeholders, including equity holders, debt holders, customers and employees, we solicit your confidence that we will be similarly successful in the new millennium in exploiting the current opportunities in our industry for your benefit.

F. P. Stratton, Jr.

Chairman of the Board

President and
Chief Executive Officer

EVA® is a registered trademark of Stern Stewart & Co.

Performance Measurement

Management subscribes to the premise that the value of Briggs & Stratton is enhanced if the capital invested in its operations yields a cash return that is greater than that expected by the providers of capital.

Conventional financial statements and measurements, such as earnings per share and return on shareholders' investment, are of less interest to the providers of capital than indicators of cash flow generation and effective capital management. Consequently, we adhere to a measurement of performance that guides operational and corporate management in evaluating current decisions and long-term planning strategies toward the goal of maximizing cash operating returns in excess of the cost of capital. The following table summarizes the results for the three most recent fiscal years (dollars in thousands):

	2002	2001	2000
Return on Operations			
Income from operations	$ 118,358	$ 99,106	$ 205,229
Adjust for:			
Other income without interest	4,396	1,363	14,527
Increase (decrease) in:			
Bad debt reserves	104	55	28
LIFO reserves	(6,372)	5,941	1,312
Warranty accrual	(1,134)	1,128	9,374
Adjusted operating profit	115,352	107,593	230,470
Cash taxes (1)	22,903	16,468	85,889
Net adjusted cash operating profit after taxes	$ 92,449	$ 91,125	$ 144,581
Weighted Average Capital Employed (2)	$ 1,154,653	$ 942,811	$ 820,846
Economic Return on Capital	8.0%	9.7%	17.6%
Cost of Capital (3)	8.7%	9.6%	9.6%
Economic Value Added	$ (8,006)	$ 615	$ 65,780

(1) The reported current tax provision is adjusted for the statutory tax impact of interest income and expense.

(2) Twelve month average of total assets less non-interest bearing current liabilities plus the bad debt, LIFO and warranty reserves, minus future tax benefits.

(3) Management's estimate of the weighted average of the minimum equity and debt returns required by the providers of capital.

BRIGGS & STRATTON CORPORATION

12301 WEST WIRTH STREET
WAUWATOSA, WISCONSIN 53222

Notice of Annual Meeting of Shareholders

The Annual Meeting of Shareholders of BRIGGS & STRATTON CORPORATION, a Wisconsin corporation, will be held at the Ballantyne Conference Center, 10000 Ballantyne Commons Parkway, Charlotte, North Carolina, on Wednesday, October 16, 2002, at 9:00 a.m. Eastern Daylight Time, for the following purposes:

(a) To elect three directors to serve for three-year terms expiring in 2005; and

(b) To take action on any other matters brought before the meeting appropriate for consideration by the shareholders of a Wisconsin corporation at an annual meeting.

By order of the Board of Directors

Wauwatosa, Wisconsin
September 17, 2002

ROBERT F. HEATH, Secretary

Your vote is important to ensure that a majority of the stock is represented. You may vote using the Internet, by telephone, or by returning the enclosed proxy card in the envelope provided. Instructions for voting via the Internet or by telephone are included on your proxy card.

The Ballantyne Conference Center is located in Charlotte, North Carolina, about 12 miles south of the Charlotte Airport.

Proxy Statement

* * * * *

GENERAL INFORMATION

This Proxy Statement relates to the solicitation of proxies by the Board of Directors of Briggs & Stratton to be used at the Annual Meeting of Shareholders and any adjournments. The meeting will be held on October 16, 2002 at the Ballantyne Conference Center, 10000 Ballantyne Commons Parkway, Charlotte, North Carolina. Briggs & Stratton's principal executive offices are located at 12301 West Wirth Street, Wauwatosa, Wisconsin 53222. This Proxy Statement and the form of proxy will be mailed to shareholders on or about September 17, 2002.

Who Can Vote?

Shareholders of record at the close of business on August 22, 2002 are entitled to notice of and to vote at the meeting. On August 22, 2002, Briggs & Stratton had outstanding 21,645,984 shares of $.01 par value common stock entitled to one vote per share.

How Do I Vote?

You may vote in person or by properly appointed proxy. You may cast your vote by returning your signed and dated proxy card, or by voting electronically. You have the option to vote by proxy via the Internet or toll-free touch-tone telephone.

Instructions to vote electronically are listed on your proxy card or on the information forwarded by your bank or broker. These procedures are designed to authenticate your identity as a shareholder and to allow you to confirm that your instructions have been properly recorded. If you vote over the Internet, you may incur costs that you will be responsible for such as telephone and Internet access charges. The Internet and telephone voting facilities will close at 5:00 p.m. Eastern Daylight Time on October 15, 2002.

You may revoke your proxy by voting in person at the meeting, by written notice to the Secretary, or by executing and delivering a later-dated proxy via the Internet, or by telephone or by mail, prior to the closing of the polls. Attendance at the meeting does not in itself constitute revocation of a proxy. All shares entitled to vote and represented by properly completed proxies timely received and not revoked will be voted as you direct. If no direction is given, the proxies will be voted as the Board of Directors recommends.

How Are Votes Counted?

A majority of the votes entitled to be cast on each matter, represented either in person or by proxy, will constitute a quorum with respect to the matter. If a quorum exists, the affirmative vote of a majority of the votes represented at the meeting is required for the election of directors. A vote withheld counts toward the quorum requirement and has the effect of a vote against the director nominee or nominees. The Inspectors of Election appointed by the Board of Directors count the votes and ballots.

Who Pays For This Proxy Solicitation?

Briggs & Stratton pays for the cost of solicitation of proxies. Solicitation is made primarily by mail. Some solicitation may be made by regular Briggs & Stratton employees, without additional compensation, by telephone, facsimile, or other means of communication, or in person. In addition, Briggs & Stratton has retained Innisfree M&A Incorporated to assist in its proxy solicitation efforts, at a fee anticipated not to exceed $9,000 plus reasonable out-of-pocket expenses.

What If Other Matters Come Up At The Annual Meeting?

The matters described in this proxy statement are the only matters we know will be voted on at the annual meeting. If other matters are properly presented at the meeting, the proxy holders will vote your shares as they see fit.

ELECTION OF DIRECTORS

The Board of Directors of Briggs & Stratton is divided into three classes. The term of office of each class ends in successive years. Three directors are to be elected to serve for a term of three years expiring in 2005. Six directors will continue to serve for the terms designated in the following General Information Table. Peter A. Georgescu has chosen to retire as a director and will not stand for reelection at the Annual Meeting. We thank Mr. Georgescu for his many years of distinguished service to our Board of Directors. Brian C. Walker has agreed to stand for election at the Annual Meeting in the class of directors whose terms expire in 2005. All directors are elected subject to the Bylaw restriction that they may not serve beyond the Annual Meeting following attainment of age 70.

The proxies received in response to this solicitation will be voted for the election of the nominees named below. If any nominee is unable to serve, the proxies may be voted for a substitute nominee selected by the Board of Directors.

Director Compensation

Each nonemployee director of Briggs & Stratton receives an annual retainer fee of $20,000 and an annual award of 200 shares of Briggs & Stratton common stock, a fee of $1,500 for each Board or Committee meeting attended, and a fee of $250 for participating in any written consent resolution.

Under the Deferred Compensation Plan for Directors, nonemployee directors may elect to defer receipt of all or a portion of their directors' fees until any date but no later than the year in which the director attains the age of 71 years. Participants may elect to have cash deferred amounts either: (1) credited with interest quarterly at 80% of the prevailing prime rate or (2) converted into common share units, based on the deferral date closing price of Briggs & Stratton's common stock. Shares of Briggs & Stratton common stock deferred will be credited to a common stock account. Any balance in either the common stock account or the common share unit account will be credited with an amount equivalent to any dividend paid on Briggs & Stratton's common stock, which will be converted into additional common share units. The balance in the common stock account will be distributed in shares of Briggs & Stratton common stock. Common share units may be distributed in cash or stock at the election of the directors. All other distributions will be paid in cash. Nonemployee directors are also provided with $150,000 of coverage under Briggs & Stratton's Business Travel Accident Plan while on corporate business.

Nonemployee directors participate in a Director's Leveraged Stock Option Plan (the "Plan"). In general, the Plan is structured so that each nonemployee director may receive a grant of nonqualified stock options ("LSOs"). The number of LSOs is to be determined by reference to the Company Performance Factor achieved under the Economic Value Added Incentive Compensation Plan ("EVA® Plan"). When performance reaches target under the EVA Plan, each nonemployee director will be awarded options to purchase 2,000 shares. Performance exceeding target will result in additional shares granted on a sliding scale. Performance less than target may result in no option grants. The LSOs are premium priced with the exercise price equal to the exercise price for LSOs granted under the LSO Program for Senior Executives of Briggs & Stratton and have the same vesting provisions and expiration terms. The Director's LSO Plan is structured so that a fair return must be provided to Briggs & Stratton's shareholders before the options become valuable. There were no LSOs granted to nonemployee directors for fiscal 2002.

Nonemployee directors are encouraged to use Company products to enhance their understanding and appreciation of the Company's business. Directors may receive up to $10,000 annually of Company products and products powered by the Company's engines and motors. The value of the products is included in the directors' taxable income, and the Company reimburses directors for applicable tax liability associated with the receipt of products.

EVA® is a registered trademark of Stern Stewart & Co.

General Information About the Nominees and Directors

Name, Age, Principal Occupation for Past Five Years and Directorships	Year First Became a Director

Nominees for Election at the Annual Meeting (Class of 2005):



MICHAEL E. BATTEN, 62 (2) (4) — 1984

Chairman and Chief Executive Officer of Twin Disc, Incorporated, manufacturer of power transmission equipment. Director of Twin Disc, Incorporated, Sensient Technologies Corporation and Walker Forge, Inc.



JAY H. BAKER, 68 (1) (2) — 1999

Retired. President of Kohl's Corporation, an operator of family oriented, specialty department stores, until 2000. Director of Kohl's Corporation.



BRIAN C. WALKER, 40 — –

President, Herman Miller, N.A., a global provider of office furniture and services. President since 1999; previously Chief Financial Officer. Director of The Brown Corporation of America, Inc.

Incumbent Directors (Class of 2004):



EUNICE M. FILTER, 61 (1) (4) — 1997

Retired Vice President, Treasurer and Secretary of Xerox Corporation, a manufacturer of office equipment. Director of LaBranche & Co., Inc.



DAVID L. BURNER, 63 (2) (4) — 2000

Chairman and Chief Executive Officer of Goodrich Corporation, an aircraft systems and services company. Chairman and Chief Executive Officer since 1997 and President since 1996. Director of Progress Energy, Inc., Milacron Inc., Lance, Inc. and Goodrich Corporation.



FREDERICK P. STRATTON, JR., 63 (3) — 1976

Chairman of the Board of Briggs & Stratton; also Chief Executive Officer until June 30, 2001. Director of Bank One Corporation, Midwest Express Holdings, Inc., Weyco Group, Inc., Wisconsin Electric Power Company, Wisconsin Energy Corporation and Wisconsin Gas Company.

Footnotes (1), (2), (3) and (4) are on page 4.

Name, Age, Principal Occupation for Past Five Years and Directorships	Year First Became a Director
Incumbent Directors (Class of 2003):	
 ROBERT J. O'TOOLE, 61 (2) (4) Chairman of the Board, President and Chief Executive Officer, A.O. Smith Corporation, a diversified manufacturer whose major products include electric motors and water heaters. Director of Factory Mutual Insurance Co., Marshall & Ilsley Corporation, A.O. Smith Corporation and Sensient Technologies.	1997
 JOHN S. SHIELY, 50 (3) President and Chief Executive Officer of Briggs & Stratton since July 1, 2001; previously President and Chief Operating Officer. Director of Marshall & Ilsley Corporation and Quad/Graphics, Inc.	1994
 CHARLES I. STORY, 48 (1) (3) President and Chief Executive Officer, INROADS, Inc., an international non-profit training and development organization which prepares talented minorities for careers in business and engineering. Director of INROADS, Inc. and ChoicePoint Inc. Advisory Director of AmSouth Bank.	1994

Committee Membership: (1) Nominating and Governance, (2) Compensation, (3) Executive, (4) Audit.

The Board of Directors held six meetings in fiscal 2002. All of the directors attended over 75% of the meetings of the Board and the Committees upon which they serve.

The Nominating and Governance Committee, composed of outside directors, is chaired by Peter A. Georgescu, who is retiring from the Board. The Committee:

- proposes to the Board of Directors a slate of nominees for election by the shareholders at the Annual Meeting and recommends prospective director candidates in the event of the resignation, death or retirement of directors or change in Board composition requirements;
- reviews candidates recommended by shareholders for election to the Board of Directors;
- develops plans regarding the size and composition of both the Board of Directors and Committees; and
- monitors and makes recommendations to the Board of Directors concerning corporate governance issues.

The Committee will consider candidates for the Board of Directors recommended by a shareholder who submits a recommendation in writing to the Secretary of Briggs & Stratton stating the shareholder's name and address, the name and address of the candidate, and the qualifications of and other detailed background information regarding the candidate. All letters suggesting candidates must be received by the Secretary of Briggs & Stratton at its principal executive offices on or before May 1 of the year of the Annual Meeting in which the candidate's nomination would be voted upon.

Any direct nominations by shareholders for the Board of Directors must be made in accordance with the advance written notice requirements of Briggs & Stratton's Bylaws. A copy of the Bylaws may be obtained from the Secretary of Briggs & Stratton. For consideration at the 2003 Annual Meeting, nominations must be received by the Secretary no earlier than July 5, 2003 and no later than July 30, 2003.

The Nominating and Governance Committee held four meetings during fiscal 2002.

The Compensation Committee, chaired by Mr. O'Toole, is composed of outside directors. This Committee:

- reviews the compensation and benefits provided to executive officers and makes recommendations to the Board of Directors as to salary levels and benefits;
- reviews and recommends to the Board of Directors the adoption or amendment of compensation and benefit plans and programs maintained for the executive officers and other key employees;
- administers the Company's Stock Incentive Plan and Economic Value Added Incentive Compensation Plan;
- reviews the Company's management succession plan; and
- prepares an annual report on executive compensation.

The Compensation Committee held six meetings during fiscal 2002.

The Executive Committee is authorized to exercise the authority of the Board of Directors in the management of the business and the affairs of Briggs & Stratton between meetings of the Board, except as provided in the Bylaws. The Executive Committee held one meeting during fiscal 2002.

The Audit Committee, chaired by Mr. Batten, is composed of outside directors. The Audit Committee's primary duties and responsibilities are to:

- monitor the integrity of the financial statements of Briggs & Stratton and review with the accountants the audited financial statements and their report;
- make recommendations to the Board of Directors regarding the engagement of independent public accountants to audit the books and accounts of Briggs & Stratton;
- oversee the independence and performance of Briggs & Stratton's internal and external auditors;
- review and approve non-audit services performed by the independent public accountants;
- review the accountants' recommendations on accounting policies and internal controls;
- review internal accounting and auditing procedures; and
- monitor Briggs & Stratton's compliance with legal and regulatory requirements.

The Audit Committee held five meetings during fiscal 2002.

AUDIT COMMITTEE REPORT

The Audit Committee of the Board of Directors consists of four outside directors and acts under a written Audit Committee Charter adopted by the Board of Directors. Each of the members of the Audit Committee is independent, as defined by the Audit Committee Charter and the listing standards of the New York Stock Exchange. The Audit Committee held five meetings in fiscal 2002.

Management has the primary responsibility for the financial statements, the reporting process and assurance for the adequacy of controls. Briggs & Stratton's independent auditors are responsible for expressing an opinion on the conformity of Briggs & Stratton's audited financial statements to generally accepted accounting principles. The Audit Committee is responsible for monitoring and overseeing these processes on behalf of the Board of Directors.

In this context, the Audit Committee has reviewed and discussed Briggs & Stratton's audited financial statements with management and Deloitte & Touche LLP, the Company's independent auditors. The Audit Committee has discussed with the independent auditors the matters related to the conduct of the audit required to be discussed by Statement on Auditing Standards No. 61, as amended. The Audit Committee also discussed with the independent auditors the quality and adequacy of the Company's internal controls.

In addition, the Audit Committee has received from Deloitte & Touche LLP the written disclosures of all relationships between Briggs & Stratton and Deloitte & Touche LLP that may bear on independence and the letter required by Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees" and has discussed with that firm its independence.

In reliance on these reviews and discussions, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2002 for filing with the Securities and Exchange Commission.

During fiscal year 2002, Briggs & Stratton retained Deloitte & Touche LLP to provide services for which it billed the following fees:

Audit Fees	Financial Information Systems Design and Implementation Fees	All Other Fees
$142,000	none	$62,563

The category of "all other fees" consists of services provided for litigation support ($35,063) and benefit plan consulting ($27,500). The Audit Committee has considered whether the independent auditors' provision of services other than audit services is compatible with maintaining auditor independence.

Submitted by the Audit Committee of the Board of Directors

Michael E. Batten, Chairman
Robert J. O'Toole
Eunice M. Filter
David L. Burner

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table presents the names of persons known to Briggs & Stratton to be the beneficial owners of more than 5% of the outstanding shares of its common stock.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Perkins, Wolf, McDonnell & Company 310 South Michigan Avenue, Suite 2600 Chicago, Illinois 60604	3,200,120 (a)	14.8%
Capital Group International, Inc. 11100 Santa Monica Blvd., Suite 1500 Los Angeles, California 90025	1,436,100 (b)	6.6%
Capital Guardian Trust Co. 11100 Santa Monica Blvd., Suite 1500 Los Angeles, California 90025	1,374,900 (c)	6.4%
Snyder Capital Management, L.P. 350 California Street, Suite 1460 San Francisco, California 94104	1,277,850 (d)	5.9%
Artisan Partners Limited Partnership 1000 N. Water Street, Suite 1770 Milwaukee, Wisconsin 53202	1,189,095 (e)	5.5%

(a) Perkins, Wolf, McDonnell & Company reports that as of July 31, 2002 it had sole voting power and sole dispositive power with respect to 35,395 shares and shared voting power and shared dispositive power with respect to 3,164,725 shares.

(b) Capital Group International, Inc. reports that as of December 31, 2001 it had sole dispositive power with respect to 1,436,100 shares. This amount includes 1,374,900 shares held by Capital Guardian Trust Co., which are also reported on this table under Capital Guardian Trust Co.

(c) Capital Guardian Trust Co. reports that as of December 31, 2001 it had sole dispositive power with respect to 1,374,900 shares.

(d) Snyder Capital Management, L.P. reports that as of June 30, 2002 it had sole voting power with respect to 41,300 shares, shared voting power on 1,136,950 shares and no voting power on 99,600 shares.

(e) Artisan Partners Limited Partnership reports that as of June 30, 2002 it had shared voting and investment power of 1,189,095 shares.

This beneficial ownership information is based on information furnished by the beneficial owners as of the date set forth above in the footnotes. Beneficial ownership is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, for purposes of this Proxy Statement. It is not necessarily to be construed as beneficial ownership for other purposes.

SECURITY OWNERSHIP OF MANAGEMENT

The following table sets forth the beneficial ownership of shares of common stock of Briggs & Stratton by each director, nominee and named executive officer, and by all directors and executive officers as a group, as of August 22, 2002.

			Nature of Beneficial Ownership		
Directors and Executive Officers	Total No. of Shares Beneficially Owned	Percent of Class	Sole Voting and Investment Power	Shared Voting and Investment Power	Sole Voting Power Only
Jay H. Baker	2,400	*	500	1,900	0
Michael E. Batten	5,400 (a)	*	5,400	0	0
James E. Brenn	303,723 (a)(b)	1.4	31,240	268,796	3,687
David L. Burner	400 (c)	*	400	0	0
Eunice M. Filter	5,788 (a)(c)	*	5,788	0	0
Peter A. Georgescu	6,800 (a)(c)	*	4,400	2,400	0
Michael D. Hamilton	53,343 (a)	*	48,910	0	4,433
Robert J. O'Toole	6,500 (a)	*	6,500	0	0
Thomas R. Savage	32,697 (a)	*	31,290	0	1,407
John S. Shiely	423,839 (a)(d)	1.9	126,570	294,000	3,269
Charles I. Story	5,500 (a)	*	4,500	1,000	0
Frederick P. Stratton, Jr.	1,185,615 (a)(b)(d)	5.3	479,210	699,152	7,253
Brian C. Walker	0	*	0	0	0
All directors and executive officers as a group (25 persons including the above named persons)	1,657,963 (a)(b)(c)(d)	7.4	904,492	715,565	37,906

*Less than 1%.

(a) Includes shares issuable pursuant to stock options exercisable within 60 days for Mr. Batten (4,000 shares), Mr. Brenn (29,240 shares), Ms. Filter (4,000 shares), Mr. Georgescu (4,000 shares), Mr. Hamilton (43,530 shares), Mr. O'Toole (4,000 shares), Mr. Savage (30,090 shares), Mr. Shiely (93,570 shares), Mr. Story (4,000 shares), Mr. Stratton (439,210 shares), and all directors and executive officers as a group (822,600 shares).

(b) Includes 259,200 shares in the Briggs & Stratton Retirement Plan. Mr. Stratton and Mr. Brenn share beneficial ownership of these shares through joint voting and investment power.

(c) Does not include phantom stock units acquired through deferral of director fees under the Deferred Compensation Plan for the following Directors: Mr. Burner – 1,747; Ms. Filter – 24; and Mr. Georgescu – 2,466.

(d) Includes 294,000 shares in the Briggs & Stratton Corporation Foundation. Mr. Stratton and Mr. Shiely share beneficial ownership through joint voting and investment power.

This beneficial ownership information is based on information furnished by the directors and executive officers. Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act, for purposes of this Proxy Statement. It is not necessarily to be construed as beneficial ownership for other purposes.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the directors and certain officers of Briggs & Stratton to file reports of their ownership of Briggs & Stratton common stock and of changes in such ownership with the Securities and Exchange Commission and the New York Stock Exchange. Based on the information provided by the reporting persons, all applicable reporting requirements for fiscal 2002 were complied with in a timely manner with the exception of a late Form 4 filing for Hugo A. Keltz to report a single transaction.

PERFORMANCE GRAPH

The chart below is a comparison of the cumulative return over the last five fiscal years had $100 been invested at the close of business on June 30, 1997 in each of Briggs & Stratton common stock, the Standard & Poor's (S&P) Smallcap 600 Index and the S&P Machinery Index.

FIVE YEAR CUMULATIVE TOTAL RETURN COMPARISON*
Briggs & Stratton versus Published Indices


$350
$300
$250
$200
$150
$100
$50
$0
6/97
6/98
6/99
6/00
6/01
6/02

	6/97	6/98	6/99	6/00	6/01	6/02
♦ Briggs & Stratton	100	77	121	74	93	88
● S&P Smallcap 600	100	119	121	139	154	175
X S&P Machinery (diversified)	100	108	128	100	112	124

* Total return calculation is based on compounded monthly returns with reinvested dividends.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

Briggs & Stratton's Compensation Committee consists of four outside directors responsible for considering and approving compensation arrangements for senior management of Briggs & Stratton, including Briggs & Stratton's executive officers and the chief executive officer. The objectives of the Committee in establishing compensation arrangements for senior management are: (1) to attract and retain key executives who are important to the continued success of Briggs & Stratton and its operational units; and (2) to provide strong financial incentives, at reasonable cost to the shareholders, for senior management to enhance the value of the shareholders' investment.

The primary components of Briggs & Stratton's executive compensation program are (1) base salary, (2) incentive compensation bonus and (3) incentive stock options.

The Committee believes that:

- Briggs & Stratton's incentive plans provide very strong incentives for management to increase shareholder value;
- Briggs & Stratton's pay levels are appropriately targeted to attract and retain key executives; and
- Briggs & Stratton's total compensation program is a cost-effective strategy to increase shareholder value.

Base Salary

The Committee reviews officers' base salaries annually. Salaries are based on level of responsibility and individual performance. It is the Committee's objective that base salary levels, in the aggregate, be at or modestly above competitive salary levels. A competitive salary level is the average for similar responsibilities in similar companies. In setting fiscal 2002 base salaries, the Committee reviewed compensation survey data provided by its outside consultant, Hewitt Associates, for a Comparator Group of companies in the general sales dollar size range and broad industry sector as Briggs & Stratton. This group is not the same group of companies included in the S&P Machinery Index. The Committee was satisfied that the salary levels set would achieve the Committee's objective. As a result of this process, Mr. Shiely, as Chief Executive Officer, received a base annual salary of $664,666 in fiscal 2002.

Incentive Compensation Bonus

Briggs & Stratton maintains an Economic Value Added ("EVA") Incentive Compensation Plan (the "EVA Plan"). The purpose of the EVA Plan is to provide incentive compensation to key employees, including all employee executive officers, in a form relating financial reward to an increase in the value of Briggs & Stratton to its shareholders. In general, EVA is net operating profit after taxes, less a capital charge. The capital charge is intended to represent the return expected by the providers of the firm's capital and is the weighted average cost of (1) equity capital based on a 10-year Treasury Bond yield plus the product of the average equity risk premium and the business risk index for Briggs & Stratton, and (2) debt capital equal to actual after-tax debt cost. EVA improvement is the financial performance measure most closely correlated with increases in shareholder value.

Under the EVA Plan in effect for fiscal 2002, the Accrued Bonus for a participant in any fiscal year is equal to the aggregate of 50% of the Company Performance calculation (Base Salary x Target Incentive Award x Company Performance Factor) plus 50% of the Individual Performance calculation (Base Salary x Target Incentive Award x Individual Performance Factor). The intent of the Plan is to reward executives based on their ability to continuously improve the amount of EVA earned on behalf of shareholders. For all of the executives named in the Summary Compensation Table the Committee determined that the Individual Performance Factor would be the same as the Company Performance Factor. Individual target incentive awards under the Plan ranged from 20% to 100% of base compensation for fiscal 2002. For the same year, Mr. Shiely's individual target incentive award was 100%. The Company Performance Factor for the fiscal year was 0.23; and therefore, Mr. Shiely received a bonus of $152,873. Beginning with fiscal 2003, the Committee recommended and the Board of Directors approved changing the EVA Plan so that the Company Performance Factor will be 30% of an individual's Accrued Bonus and the Individual Performance Factor will be 70% of the Accrued Bonus, with no more than 15% of the Accrued Bonus attributable to Non-Quantifiable Individual Performance Factors.

The Company Performance Factor is based on the amount of improvement or deterioration in EVA. If the annual EVA is in excess of the Target EVA, the Company Performance calculation will produce an amount in excess of the Target Incentive Award. If the annual EVA is less than the Target EVA, the Company Performance calculation will produce an amount less than the Target Incentive Award. There is no cap and no floor on the accrued bonus. The Target EVA is the average of the Target EVA and Actual EVA for the prior Plan year plus an Expected Improvement. For Plan year 2002, Expected Improvement was $2 million. For fiscal 2002 the Target EVA was $6.8 million.

The Individual Performance Factor is determined by the executive to whom the participant reports, subject to approval by the Committee and is the average (or weighted average) of one or more quantifiable or non-quantifiable factors called Supporting Performance Factors. Supporting Performance Factors represent an achievement percentage continuum that generally ranges from 50% to 150% of the individual target award opportunity and will be enumerated from .5 to 1.5 based on this range. If approved by the Committee, Supporting Performance Factors which are the same as the Company Performance Factor or are based on divisional EVA are uncapped.

The EVA bonus plan provides the powerful incentive of an uncapped bonus opportunity, but also uses a "Bonus Bank" feature to ensure that extraordinary EVA improvements are sustained before extraordinary bonus awards are paid out. The Bonus Bank applies to Senior Executives as designated by the Committee under the Plan. All of the employee executive officers, including those named in the Summary Compensation Table, were designated Senior Executives for fiscal 2002. Each year, any accrued bonus in excess of 125% of the target bonus award is added to the outstanding Bonus Bank balance. The bonus paid is equal to the accrued bonus for the year, up to a maximum of 125% of the target bonus, plus 33% of the new Bonus Bank balance. A Bonus Bank account is considered at risk given that in any year the accrued bonus is negative, the negative bonus amount is subtracted from the outstanding Bonus Bank balance. Extraordinary EVA improvements must be sustained for several years to ensure full payout of the accrued bonus. In the event the outstanding Bonus Bank balance at the beginning of the year is negative, the bonus paid is limited to the accrued bonus up to a maximum of 75% of the target bonus with the remainder of the accrued bonus offsetting the negative balance in the Bonus Bank. On termination of employment due to death, disability or retirement, the available balance in the Bonus Bank will be paid to the terminating executive or his designated beneficiary or estate. Executives who voluntarily leave to accept employment elsewhere or who are terminated for cause will forfeit any positive available balance. An executive is not expected to repay negative balances upon termination or retirement.

Stock Incentive Plan

In 1990, the shareholders approved Briggs & Stratton's Stock Incentive Plan ("Incentive Plan"). The Incentive Plan authorizes the Committee to grant to officers and other key employees stock incentive awards in the form of one or any combination of the following: stock options, stock appreciation rights, deferred stock, restricted stock and stock purchase rights. In early 1993, the Committee worked with a consultant to adopt a method of granting options which more closely aligns financial reward to optionees with the long-term performance of Briggs & Stratton.

Since fiscal 1994, the sole form of options granted under the Incentive Plan has been leveraged stock options (LSOs). The LSOs granted are either Incentive Stock Options or Non-Qualified Stock Options under the Stock Option part of the Incentive Plan. At the 1999 Annual Meeting, shareholders approved an amended and restated Incentive Plan that increased the shares authorized for issuance under the Plan and provided that all stock options granted under the Plan will continue to be premium priced LSOs. Also in 1999, the Committee increased the term of future LSO grants from 5 to 7 years. In 2002, the term of LSOs to be granted with respect to fiscal 2003 and subsequent years was further increased by the Committee to 10 years and the premium price of LSOs was set at 3 years from the date of grant, based on a report prepared by Hewitt Associates concerning LSOs. Options granted will continue to be exercisable after 3 years.

The maximum number of LSOs to be granted each year is 600,000. The maximum number of LSOs that may be granted cumulatively under the LSO Program is 4,539,986. If the calculation produces more than 600,000 LSOs in any year, LSOs granted to all Senior Executives for that year will be reduced pro-rata based on proportionate Total Bonus Payouts under the EVA Plan. The amount of reduction is carried forward to subsequent years and invested in LSOs to the extent the annual limitation is not exceeded in future years.

The calculation of the number of options granted to each executive and the method of determining their exercise price, are described below. These LSOs provide an option grant that simulates a stock purchase with 10:1 leverage. Because the LSOs granted for 2002, referred to below, have a premium exercise price and a term of seven years, the current Black-Scholes value of these options is only 27.7% of the grant date stock price.

The number of LSOs granted to a Senior Executive is determined by dividing the Total Bonus Payout and any uninvested Total Bonus Payout dollars carried forward from the prior year by 10% of the fair market value of Briggs & Stratton stock on the date of grant. The exercise price of the option is the product of 90% of the fair market value on the date of grant times the Estimated Annual Growth Rate compounded over five years, which is the mid-point of the option exercise period. The Estimated Annual Growth Rate equals the average daily closing 10-year U.S. Treasury Bond yield for March in the year of grant plus 1%.

The following example illustrates the calculation of the stock option grant for a Senior Executive who has $50,000 in Total Bonus Payout under the EVA Plan. The number of options earned is calculated by dividing the dollars for investment by 10% of the fair market value of Briggs & Stratton stock on the date of grant. Assume the fair market value of Briggs & Stratton stock on the date of grant is $38.26.

Example: **Number of Options Granted**
10% of the fair market value is $3.826
Options Granted is 13,068 ($50,000 ÷ 3.826)

Exercise Price = (.9 x fair market value) x Estimated Annual Growth Rate^{5*}
6.28% is the Estimated Annual Growth Rate (5.28 plus 1%) (See description above)
The exercise price is $46.69 (.9 x $38.26 x 1.0628^{5*})

* Raising it to the 5th power takes it to a 5-year compound growth rate, five years being the mid-point of the 4-year exercise period. A 3-year compound growth rate will be used for future fiscal years.

Thus, based on this example, the fair market value of Briggs & Stratton shares must exceed $46.69 between 3 and 7 years (or between 3 and 10 years for options granted with respect to fiscal 2003 and subsequent years) from the date of LSO grant to give the LSOs value to the Senior Executives.

On August 6, 2002, after publication of financial results for fiscal 2002, the Committee granted LSOs to 19 Senior Executives. The number of LSOs granted to Mr. Shiely was determined in the manner described above.

Section 162(m) of the Internal Revenue Code limits tax deductions for executive compensation to $1 million, unless certain conditions are met. While no covered executive's individual compensation exceeded this threshold in fiscal 2002, the EVA Plan and the Stock Incentive Plan are designed generally to ensure full deductibility of compensation paid under these plans. It has been Briggs & Stratton's policy to take reasonable steps to maintain the corporate tax deductibility of compensation paid to executive officers.

COMPENSATION COMMITTEE:
Robert J. O'Toole, Chairman
Jay H. Baker
Michael E. Batten
David L. Burner

EXECUTIVE COMPENSATION

Compensation Summary

The table includes information for each of the last three fiscal years concerning the compensation paid by Briggs & Stratton to Briggs & Stratton's Chief Executive Officer and the four other most highly compensated executive officers.

Summary Compensation Table

		Annual Compensation (1)		Long-Term Compensation: Awards	Long-Term Compensation: Payouts	
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Securities Underlying Options/ SARs (#) (2)	LTIP Payouts ($) (3)	All Other Compensation ($) (4)
J.S. Shiely	2002	$664,666	$152,873	39,960	$ 0	$28,528
President and	2001	425,780	0	46,270	0	36,241
Chief Executive Officer	2000	396,480	442,353	77,460	26,578	21,244
F.P. Stratton	2002	306,900	70,587	0	0	31,307
Chairman of the Board	2001	604,500	0	87,920	0	56,089
	2000	558,000	830,081	147,220	61,087	41,390
T.R. Savage	2002	277,020	38,229	9,990	0	21,811
Senior Vice President –	2001	263,400	0	22,860	0	28,131
Administration	2000	250,800	223,854	38,280	7,868	20,801
J.E. Brenn	2002	276,020	38,091	9,960	0	21,955
Senior Vice President	2001	264,600	0	23,090	0	21,429
and Chief Financial Officer	2000	252,000	224,925	38,650	9,040	23,474
M.D. Hamilton	2002	270,530	41,490	5,420	0	29,540
Executive Vice President	2001	258,272	0	13,290	0	36,935
and President, Briggs & Stratton, Asia	2000	251,232	251,124	22,250	18,234	28,140

(1) Includes amounts earned in fiscal year, whether or not deferred.

(2) No SARs are outstanding. Option awards reported for fiscal 2002 were granted August 13, 2002.

(3) Figures reflect the portion of the EVA Plan bonus bank balances paid with respect to each fiscal year.

(4) All other compensation for fiscal 2002 for Messrs. Shiely, Stratton, Savage, Brenn and Hamilton, respectively, includes: (i) matching contributions to the Briggs & Stratton's Savings and Investment Plan for each named executive officer of $5,500, $0, $5,300, $5,260 and $5,295; (ii) matching contributions to Briggs & Stratton's Key Employee Savings and Investment Plan for each named executive officer of $13,678, $6,657, $3,211, $3,181 and $3,016; and (iii) total premiums of $9,350, $24,650, $13,300, $13,514 and $21,229 paid by Briggs & Stratton for the benefit of the named executive officers under Briggs & Stratton's split dollar Executive Life Insurance Plan.

Stock Options

The Stock Incentive Plan approved by shareholders provides for the granting of stock options with respect to Briggs & Stratton common stock. The tables contain additional information on stock options.

The methodology used in determining the number of grants awarded and other terms and conditions of the grants are found in the Compensation Committee Report on Executive Compensation. Option awards reported for fiscal 2002 were granted effective August 13, 2002. Options become exercisable August 13, 2005. Option awards are intended to qualify as "incentive stock options" to the extent permitted under the Internal Revenue Code of 1986, as amended. Any options not meeting the requirements for incentive stock options will be treated as non-qualified stock options.

Option/SAR Grants For Last Fiscal Year

	Individual Grants				Grant Date Value
Name	Number of Securities Underlying Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Fiscal Year	Exercise or Base Price ($ / Sh)	Expiration Date	Grant Date Present Value ($)
J.S. Shiely	39,960	19.4%	$46.69	8/13/09	$423,976
F.P. Stratton	0	–	–	–	–
T.R. Savage	9,990	4.8	46.69	8/13/09	105,994
J. E. Brenn	9,960	4.8	46.69	8/13/09	105,676
M.D. Hamilton	5,420	2.6	46.69	8/13/09	57,506

The estimated grant date present value reflected in the Option/SAR table is determined using the Black-Scholes model. The material assumptions and adjustments incorporated in the Black-Scholes model in estimating the value of the options reflected in the table include the following:

- An exercise price on the option of $46.69.
- Fair market value of the common stock on the date of grant of $38.26.
- An option term of 7 years.
- An interest rate of 4.30 percent that represents the interest rate on a U.S. Treasury security on the date of grant with a maturity date corresponding to that of the option term.
- An annualized volatility of 36.15% (utilizing 36 months of historical daily stock prices).
- Dividends at the rate of $0.32 per share representing the annualized dividends of $1.26 (3.29% yield) paid with respect to a share of common stock at the date of grant.

The ultimate values of the options will depend on the future market price of Briggs & Stratton stock, which cannot be forecast with reasonable accuracy. The actual value, if any, an optionee will realize upon exercise of an option will depend on the excess of the market value of Briggs & Stratton common stock over the exercise price on the date the option is exercised.

If there is a "change in control" of Briggs & Stratton, as defined in the Incentive Plan, any outstanding stock options which are not then exercisable will become fully exercisable and vested. Upon a change in control, optionees may elect to surrender all or any part of their stock options and receive a per share amount in cash equal to the excess of the "change in control price" over the exercise price of the stock option. If an optionee's employment is terminated at or following a change in control (other than by death, disability, or retirement), the exercise periods of an optionee's stock options will be extended to the earlier of six months and one day from the date of employment termination or the options' respective expiration dates. No SARs were granted.

Aggregated Option/SAR Exercises In Last Fiscal Year And FY-End Option/SAR Values*

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options/SARs at Fiscal Year End (#) Exercisable	Unexercisable	Value of Unexercised In-the-Money Options/SARs at Fiscal Year End ($) Exercisable	Unexercisable
J.S. Shiely	12,818	$257,749	69,730	216,980	$0	$0
F.P. Stratton	13,200	257,269	497,690	0	0	0
T.R. Savage	0	0	20,240	88,800	0	0
J.E. Brenn	739	13,742	20,940	88,940	0	0
M.D. Hamilton ..	0	0	46,580	57,820	0	0

* No SARs are outstanding. Options at fiscal year end include options granted August 13, 2002 for fiscal 2002.

Long-Term Incentive Compensation

As described in more detail in the Compensation Committee Report on Executive Compensation, the EVA Plan requires that accrued bonuses payable to Senior Executives in excess of 125% of their target bonus be banked. This occurred in August 2000 for fiscal 2000. In any year the accrued bonus is negative, the negative bonus amount is subtracted from the outstanding bonus bank balance. This occurred in August 2001 for fiscal 2001, when the negative amounts were subtracted from the bonus bank for each of the named executive officers, leaving a negative accrued bonus bank balance. Under the EVA Plan, because the bonus paid in August 2002 for fiscal 2002 was less than 75% of the target bonus, the negative accrued bonus bank balances remain and are carried forward to fiscal 2003.

Long-Term Incentive Plans – Awards in Last Fiscal Year

Name	Amounts Banked (Forfeited) ($)	Estimated Future Payouts (Paybacks) Under Non-Stock Price-Based Plans Minimum ($)	Maximum ($)
J.S. Shiely	$0	$(173,022)	$0
F.P. Stratton	0	(308,015)	0
T.R. Savage	0	(94,761)	0
J.E. Brenn	0	(92,868)	0
M.D. Hamilton	0	(82,265)	0

Retirement Plan

Briggs & Stratton maintains a defined benefit retirement plan (the "Retirement Plan") covering all executive officers and substantially all other Milwaukee employees. Under the Retirement Plan non-bargaining unit employees receive an annual pension payable on a monthly basis at retirement equal to 1.6% of the employee's average of the highest five years' compensation of the last ten calendar years of service prior to retirement multiplied by the number of years of credited service. This amount is offset by 50% of Social Security. The Social Security offset is prorated if years of credited service are less than 30.

Executive officers participate in an unfunded program that supplements benefits under the Retirement Plan. Under this program executive officers are provided with additional increments of 0.50 of 1% of compensation per year of credited service over that presently payable under the Retirement Plan to non-bargaining unit employees. In no event will a pension paid under the above described plans to a non-bargaining unit employee exceed 70% of the employee's average monthly compensation.

A trust has been established for deposit of the aggregate present value of the benefits described above for executive officers upon the occurrence of a change in control of Briggs & Stratton. The trust would not be considered funding the benefits for tax purposes.

The following table shows total estimated annual benefits from funded and unfunded sources generally payable to executive officers upon normal retirement at age 65 at specified compensation and years of service classifications. These are calculated on a single-life basis and adjusted for the projected Social Security offset:

Average Annual Compensation in Highest 5 of Last 10 Calendar Years of Service	Annual Pension Payable for Life After Specified Years of Credited Service			
	10 Years	20 Years	30 Years	40 Years
$ 200,000	$ 40,000	$ 80,000	$120,000	$140,000*
400,000	82,000	164,000	246,000	280,000*
600,000	124,000	248,000	372,000	420,000*
800,000	166,000	332,000	498,000	560,000*
1,000,000	208,000	416,000	624,000	700,000*
1,200,000	250,000	500,000	750,000	840,000*
1,400,000	292,000	584,000	876,000	980,000*
1,600,000	334,000	668,000	1,002,000	1,120,000*
1,800,000	376,000	752,000	1,128,000	1,260,000*

* Figures reduced to reflect the maximum limitation of 70% of compensation.

This table does not reflect limitations imposed by the Internal Revenue Code of 1986, as amended, on pensions paid under federal income tax qualified plans. However, an executive officer covered by Briggs & Stratton's unfunded program will receive the full pension that the officer would be entitled in the absence of such limitations. Compensation, for purposes of the table, includes the compensation shown in the Summary Compensation Table under the headings "Salary," "Bonus" and "LTIP Payouts."

The years of credited service under the Retirement Plan for the individuals named in the Summary Compensation Table are: Mr. Shiely-16; Mr. Stratton-28; Mr. Savage-10; Mr. Brenn-24 and Mr. Hamilton-26.

Employment Agreements

All executive officers of Briggs & Stratton, including the officers named in the Summary Compensation Table, are parties to a two-year employment agreement, except that Mr. Stratton is not a party to an employment agreement because he is no longer an employee. The agreements have a one-year automatic extension upon each anniversary date unless either party gives a 30-day notice prior to the anniversary date that the agreement will not be renewed. Under the agreement, the officer agrees to perform the duties currently being performed in addition to other duties that may be assigned from time to time. Briggs & Stratton agrees to pay the officer a salary of not less than that of the previous year and to provide fringe benefits that are provided to all other salaried employees of Briggs & Stratton in comparable positions. In the event of a termination, the payments are continued for the remaining term of the agreement.

Change of Control Employment Agreements

The Board of Directors has authorized the Chairman of the Board to offer to all executive officers change in control employment agreements. These ensure the employee's continued employment following a "change in control" on a basis equivalent to the employee's employment immediately prior to such change in terms of position, duties, compensation and benefits, as well as specified payments upon termination following a change in control. Briggs & Stratton currently has such agreements with all of its executive officers. These agreements become effective only upon a defined change in control of Briggs & Stratton, or if the employee's employment is terminated upon or in anticipation of such a change in control and automatically supersede any existing employment agreement. Under the agreements, if during the employment term (three years from the change in control) the employee is terminated other than for "cause" or if the employee voluntarily terminates his employment for good reason or during a 30-day window period one year after a change in control, the employee is entitled to specified severance benefits, including a lump sum payment of three times the sum of the employee's annual salary and bonus and a "gross-up" payment that will, in general, effectively reimburse the employee for any amounts paid under Federal excise taxes.

AUDITORS

The Board of Directors has selected the public accounting firm of Deloitte & Touche LLP as its independent auditors for the current year ending June 29, 2003. A representative of Deloitte & Touche LLP will be present at the Annual Meeting. He or she will have the opportunity to make a statement and respond to appropriate questions.

On May 20, 2002 the Company dismissed Arthur Andersen LLP as its independent public accountants and appointed Deloitte & Touche LLP as its new independent accountants. The decision to dismiss Arthur Andersen and to retain Deloitte & Touche was recommended by the Company's Audit Committee and approved by its Board of Directors. Arthur Andersen's reports on the Company's consolidated financial statements for the fiscal years ended July 1, 2001 and July 2, 2000, did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles. During the Company's two most recent fiscal years ended July 1, 2001 and July 2, 2000, and the subsequent interim period through May 20, 2002 (date of dismissal), there were no disagreements between the Company and Arthur Andersen on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Arthur Andersen's satisfaction, would have caused them to make reference to the subject matter of the disagreement in connection with their reports. None of the reportable events described in Item 304(a)(1)(v) of Regulation S-K occurred during the fiscal years ended July 1, 2001 and July 2, 2000, and the subsequent interim period through May 20, 2002 (date of dismissal). During the fiscal years ended July 1, 2001 and July 2, 2000, and the subsequent interim period through May 20, 2002 (date of dismissal), the Company did not consult with Deloitte & Touche regarding any of the matters or events set forth in Item 304(a)(2)(i) and (ii) of Regulation S-K.

ANNUAL REPORT TO THE SECURITIES AND EXCHANGE COMMISSION ON FORM 10-K

Briggs & Stratton is required to file an annual report, called Form 10-K, with the Securities and Exchange Commission. A copy of Form 10-K for the fiscal year ended June 30, 2002 accompanies this Proxy Statement. Requests for additional copies should be directed to Carole Ford, Shareholder Relations, Briggs & Stratton Corporation, P.O. Box 702, Milwaukee, Wisconsin 53201.

SHAREHOLDER PROPOSALS

Proposals that shareholders intend to present at the 2003 Annual Meeting must be received at Briggs & Stratton's principal executive offices no earlier than July 5, 2003 and no later than July 30, 2003, in order to be presented at the meeting and must be in accordance with the requirements of the Bylaws of Briggs & Stratton. Shareholder proposals must be received by May 20, 2003 to be considered for inclusion in the proxy material for that meeting under the SEC's proxy rules.

BY ORDER OF THE BOARD OF DIRECTORS
BRIGGS & STRATTON CORPORATION

Robert F. Heath, Secretary

Wauwatosa, Wisconsin
September 17, 2002